UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 29, 2020
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with the 3Q20 results.

Media Release Zurich, October 29, 2020

Third quarter 2020 financial results

Strong business growth and continued capital generation

Key financial highlights:
-	3Q20 reported results: PTI of CHF 803 million, down 30% year on year due primarily to non-repetition of last year’s InvestLab gain of CHF 327 million
-
Reported results for 3Q20 include restructuring expenses of CHF 107 million, major litigation provisions of CHF 152 million and a net adverse impact on our PTI of CHF 103 million from foreign exchange moves, primarily from USD weakness

o	3Q20 adjusted results excluding the InvestLab gain, at constant foreign exchange rates*: PTI of CHF 1.2 billion, up 41% year on year, net revenues of CHF 5.5 billion, up 11%
-	9M20 Return on Tangible Equity (RoTE) of 9.8%
-	Strong capital position with CET1 ratio of 13.0% in 3Q20, up from 12.5% in 2Q20; Tier 1 leverage ratio of 6.3%[1] in 3Q20, up from 6.2%[1] in 2Q20
-	Committed to deliver to shareholders:
o	Board of Directors recommends shareholders to approve second half of 2019 dividend of CHF 0.1388 per share at forthcoming Extraordinary General Meeting (EGM) on November 27, 2020
o	Continued accrual of 5% higher dividend for 2020 compared to 2019 dividend
o	Intention to restart share buybacks in January 2021, with a 2021 share buyback program of up to CHF 1.5 billion and an expected repurchase of at least CHF 1.0 billion next year[2]

Key strategic highlights, delivering sustainable growth:
-
Continued momentum in Wealth Management businesses, with CHF 11.1 billion of Net New Assets (NNA) in 3Q20, including record NNA from IWM PB; total NNA of CHF 18.0 billion; total Assets under Management of CHF 1.5 trillion at the end of 3Q20

-
APAC division delivered adjusted Return on Regulatory Capital (RoRC), excluding significant items*, of 20% in 9M20; across divisions, in 3Q20 the Asia Pacific region delivered strong year on year growth in regional revenues[3] of 29%[4] excluding the InvestLab gain*, now contributing 20% of total 3Q20 Group revenues

-	In Switzerland, planned integration of Neue Aargauer Bank on track and launched CSX, positioning Credit Suisse as a digital leader in retail banking
-	Single global Investment Bank with adjusted* RoRC of 14% in 9M20 with strong revenue growth across fixed income sales and trading, equity sales and trading and capital markets
o	Strong year on year revenue growth in Global Trading Solutions (GTS) of 28%[5] in 3Q20, delivering institutional-style solutions to our wealth management clients
-
Successful execution of key strategic initiatives as previously announced with expected gross savings of approximately CHF 400 million to CHF 450 million from 2022 onwards; allow for reinvestment in full, subject to market and economic conditions

Media Release Zurich, October 29, 2020

Thomas Gottstein, Chief Executive Officer of Credit Suisse Group AG, commented:

“Despite the COVID-19 pandemic and significant foreign exchange headwinds due to the strong Swiss franc, our performance in the first nine months of this year has been strong, delivering a 5% growth in net revenues year on year, and a pre-tax income of CHF 3.6 billion, up 1%. On an adjusted basis and excluding significant items*, pre-tax income was up 10% year on year. Net income attributable to shareholders for the first nine months was CHF 3.0 billion, resulting in an RoTE of 9.8%. We have once again proven the strength of our diversified business and we are confident that the refinements that we announced over the summer will provide further momentum as we complete the restructuring measures. With a strong CET1 ratio of 13.0%, we are well positioned to drive further balance sheet growth. We are pleased that we are proposing the payout of the second tranche of our 2019 dividend and that we continue to accrue a 5% higher 2020 dividend for our shareholders. Furthermore, we intend to resume our share buyback program in January 2021 with a target repurchase of up to CHF 1.5 billion of shares and a minimum of at least CHF 1.0 billion[2] for the full year. The year to date has been an uncertain one, and although challenges lie ahead, I want to take this opportunity to thank all our employees for their continued dedication in delivering the best of Credit Suisse to our clients.”

Reported results

Credit Suisse Group (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	5,198	6,194	5,326	(2)%	17,168	16,294	5%
Provision for credit losses	94	296	72	-	958	178	-
Total operating expenses	4,301	4,347	4,112	5%	12,655	12,610	0%
Pre-tax income	803	1,551	1,142	(30)%	3,555	3,506	1%
Net income attributable to shareholders	546	1,162	881	(38)%	3,022	2,567	18%
Return on tangible equity (%)	5.4	11.0	9.0	-	9.8	8.8	-

CET1 ratio (%)	13.0	12.5	12.4	-	13.0	12.4	-
CET1 leverage ratio (%)[6]	4.5	4.5	4.1	-	4.5	4.1	-
Tier 1 leverage ratio (%)[1]	6.3	6.2	5.5	-	6.3	5.5	-

Adjusted results, excluding significant items*

Credit Suisse Group (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	5,198	6,060	4,999	4%	16,766	15,862	6%
Total operating expenses	4,017	4,283	4,084	(2)%	12,294	12,496	(2)%
Pre-tax income	1,087	1,481	843	29%	3,514	3,188	10%

Media Release Zurich, October 29, 2020

SUMMARY

Despite the continued impact of the COVID-19 pandemic, Credit Suisse delivered a strong underlying performance.

On a reported basis, 3Q20 pre-tax income of CHF 803 million was down 30% year on year, while net income attributable to shareholders decreased by 38% to CHF 546 million, in part because 3Q19 included a gain of CHF 327 million related to the transfer of the InvestLab fund platform to Allfunds Group. Net revenues of CHF 5.2 billion were down 2% year on year, while total operating expenses of CHF 4.3 billion were up 5%, driven by restructuring expenses of CHF 107 million and major litigation provisions of CHF 152 million. In 9M20, pre-tax income was CHF 3.6 billion, up 1% year on year, and net income attributable to shareholders was CHF 3 billion, up 18%. Net revenues were CHF 17.2 billion, up 5% year on year, while total operating expenses of CHF 12.7 billion remained flat.

On an adjusted basis, 3Q20 pre-tax income, excluding significant items*, was CHF 1.1 billion, up 29% year on year. We delivered continued positive operating leverage, with adjusted net revenues, excluding significant items*, of CHF 5.2 billion, up 4% year on year, and adjusted* total operating expenses of CHF 4.0 billion, down 2%. In 9M20, adjusted pre-tax income, excluding significant items*, was CHF 3.5 billion, up 10% year on year, driven by higher adjusted net revenues, excluding significant items*, of CHF 16.8 billion, up 6%, and lower adjusted* total operating expenses of CHF 12.3 billion, down 2%.

Our RoTE for 9M20 was 9.8%.

Our Wealth Management businesses recorded continued underlying momentum in 3Q20. On a reported basis, 3Q20 total Wealth Management net revenues of CHF 2.3 billion were down 10% year on year, with strong transaction-based revenues, up 18%, being more than offset by lower recurring commissions and fees, down 9% and lower net interest income, down 8%. In 9M20, total Wealth Management net revenues of CHF 7.4 billion were flat year on year, with strong transaction-based revenues, up 11%, lower recurring commissions and fees, down 6%, and flat net interest income. At constant foreign exchange rates, 3Q20 total Wealth Management adjusted net revenues, excluding significant items*, of CHF 2.4 billion were up 5% year on year, with significantly stronger transaction-based revenues, up 27%, and slightly lower recurring commission and fees as well as lower net interest income, down 3% and down 4%, respectively. In 9M20, total Wealth Management adjusted net revenues excluding significant items, at constant foreign exchange rates*, of CHF 7.6 billion were up 6% year on year, with strong transaction-based revenues, up 17%, stable recurring commissions and fees, and slightly higher net interest income, up 3%.

In 3Q20 we continued to deliver a strong performance in our global investment banking businesses. Global investment banking revenues of USD 2.4 billion were up 12% year on year, with Fixed Income Sales & Trading up 10%, Equity Sales & Trading up 5%, and Capital Markets & Advisory7 up 33%. In 9M20, our global investment banking revenues significantly increased to USD 7.8 billion, up 20% year on year, benefitting from a strong performance across products: Fixed Income Sales & Trading was up 35%, Equity Sales & Trading was up 14%, and Capital Markets & Advisory7 was up 19%. In GTS, our internal joint venture of our four divisions delivering institutional-style solutions to our wealth management clients, we recorded strong revenue growth, with 3Q20 revenues up 28% year on year5.

In 3Q20, we recorded CHF 94 million provision for credit losses, compared to CHF 296 million in 2Q20. In 9M20, we recorded CHF 958 million provision for credit losses, compared to a ten-year average of CHF 126 million for the period from 9M10 to 9M19.

Media Release Zurich, October 29, 2020

We recorded strong NNA of CHF 18.0 billion across our businesses in 3Q20, with CHF 5.5 billion in SUB, CHF 11.9 billion in IWM and CHF 2.2 billion in APAC; Wealth Management businesses delivered continued momentum, with CHF 11.1 billion of NNA, representing a 6% annualized growth rate, including record NNA from IWM PB. Our AuM at the end of 3Q20 increased to CHF 1.5 trillion, up from CHF 1.4 trillion at the end of 2Q20, with positive market movements and NNA offsetting significant negative foreign exchange-related effects. Total NNA for 9M20 were CHF 33.6 billion, with CHF 6.1 billion in SUB, CHF 21.6 billion in IWM and CHF 9.7 billion in APAC; NNA in our Wealth Management businesses were CHF 18.3 billion.

As a result of our resilient and diversified business model, we continued to further generate capital. Our capital position at the end of 3Q20 remained strong, with a CET1 ratio of 13.0% compared to 12.5% at the end of 2Q20. Our Tier 1 leverage ratio was 6.3%1 at the end of 3Q20, up from 6.2%1 at the end of 2Q20.

OUTLOOK

As we move through the fourth quarter and look ahead to 2021, we are focusing on ensuring that we continue to deliver outstanding products and services to our clients, supporting them through the persisting COVID-19 pandemic and the resultant economic challenges. We would expect this environment to continue to result in elevated levels of transactional and trading activity, across both our wealth management and investment banking businesses, as our clients respond to the macroeconomic uncertainties. Furthermore, the interest rate environment should continue to support higher levels of financing demand, and we would expect higher loan growth to help Credit Suisse to offset the pressure from lower interest rates. While the path of the pandemic remains uncertain, we have a significant CECL buffer on our balance sheet; and we expect to continue to benefit further from our focus on the resilient Swiss economy. With the CET1 capital ratio at 13%, we now believe that it is appropriate to pay our shareholders the second half of the 2019 dividend, to continue to accrue for our 2020 dividend payment and to resume the share buyback program next January[2].

DISTRIBUTION OF 2019 DIVIDENDS AND EXTRAORDINARY GENERAL MEETING (EGM)

In view of the financial results until the end of the third quarter 2020, the Board of Directors now proposes a second distribution of dividends in the amount of the first distribution of dividends of CHF 0.1388 gross per registered share, to distribute the full dividend amount of CHF 0.2776 gross per share as originally proposed to shareholders for the financial year 2019. To this end, the Board of Directors calls an EGM on November 27, 2020.

The EGM will be held in accordance with the requirements of the Ordinance of the Swiss Federal Council regarding measures on combatting COVID-19, and without the personal attendance of shareholders. Shareholders are requested to vote in advance by giving a power of attorney and voting instructions to the independent proxy. The respective deadline is November 24, 2020. Credit Suisse invites shareholders to join the EGM through webcast on www.credit-suisse.com/egm.

The voting results will also be published on www.credit-suisse.com/egm shortly after the EGM.

Media Release Zurich, October 29, 2020

The Agenda for the 2020 EGM, published by the Board of Directors of Credit Suisse Group AG, includes a proposal for a second distribution of dividends, as stated above, of which 50% will be paid out of capital contribution reserves and 50% out of retained earnings, from December 7, 2020.

SHARE BUYBACK PROGRAM AND 2021 TOTAL CAPITAL DISTRIBUTION

The Board of Directors has approved a share buyback program of up to CHF 1.5 billion in 2021, with at least CHF 1.0 billion expected for the full year, subject to market and economic conditions. Share repurchases are expected to start in January 2021. For the full year 2021, we expect a total capital distribution2 to our shareholders of approximately CHF 1.8 billion to 2.3 billion, through the expected share buyback program and an anticipated 2020 dividend of approximately CHF 765 million8.

CHANGES TO THE BOARD OF DIRECTORS PROPOSED FOR THE ANNUAL GENERAL MEETING OF APRIL 30, 2021

The Board of Directors of Credit Suisse Group AG is proposing Clare Brady and Blythe Masters for election as new non-executive members of the Board of Directors at the Annual General Meeting to be held on April 30, 2021.

Clare Brady is the former Director of Internal Audit at the International Monetary Fund and is currently a member of the Audit and Risk Commission of the International Federation of Red Cross and Red Crescent Societies (IFRC), Switzerland, and non-executive Director of Fidelity Asian Values, PLC, UK. Former roles include Vice President and Auditor General of the World Bank Group, Managing Director and Head of Group Audit in the UK and Singapore for Deutsche Bank, Head of Internal Audit at the Bank of England and Global Head of Internal Audit at Barclays Capital. Clare Brady is a UK citizen.

Blythe Masters is a former executive at J.P. Morgan Chase where she held various key roles over 27 years, including Chief Financial Officer of the Investment Bank, Head of Credit Policy and Global Credit Portfolio, Head of Corporate & Investment Bank Regulatory Affairs and Head of Global Commodities, before joining Digital Asset Holdings, a financial technology firm, where she was CEO until 2018. She is currently a board member at A.P. Moller - Maersk and board and audit committee chair at Phunware, an enterprise mobile platform. Blythe Masters is a UK citizen.

Regarding the nominations of Clare Brady and Blythe Masters, Urs Rohner, Chairman of the Board of Credit Suisse Group, commented: “I am extremely pleased that Clare Brady and Blythe Masters are nominated for election as new Board members. Clare is a seasoned and recognized professional with extensive experience in audit, compliance and risk management at various banks and international financial institutions. Blythe is a hugely experienced financial services and technology executive with an excellent track record and deep knowledge and understanding of corporate and investment banking, as well as the complex regulatory environment, in which this business operates. Thanks to their experience and expertise, they will ideally complement the existing strengths of the Board of Directors.”

From the current members of the Board, Joaquin J. Ribeiro, John Tiner and Urs Rohner will not stand for re-election at the Annual General Meeting in 2021. All other members of the Board of Directors will stand for re-election for a further term of office of one year. As previously stated, the Chairman’s succession process is well underway, and a successor will be announced before the end of the year.

Media Release Zurich, October 29, 2020

DETAILED DIVISIONAL SUMMARIES

Swiss Universal Bank (SUB)
Reported results
SUB (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	1,294	1,474	1,380	(6)%	4,222	4,171	1%
Provision for credit losses	52	28	28	-	204	66	-
Total operating expenses	812	790	783	4%	2,401	2,399	0%
Pre-tax income	430	656	569	(24)%	1,617	1,706	(5)%
Cost/income ratio (%)	63	54	57	-	57	58	-

Adjusted results, excluding significant items*
SUB (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	1,294	1,340	1,282	1%	4,063	3,956	3%
Provision for credit losses	52	28	28	-	204	66	-
Total operating expenses	771	790	783	(2)%	2,359	2,386	(1)%
Pre-tax income	471	522	471	0%	1,500	1,504	0%
Cost/income ratio (%)	60	59	61	-	58	60	-

SUB recorded adjusted pre-tax income, excluding significant items*, in 3Q20 of CHF 471 million, stable year on year, illustrating the resilient performance of the division. Adjusted net revenues, excluding significant items*, of CHF 1.3 billion were stable year on year, driven by strong transaction-based revenues, partially offset by lower recurring commissions and fees. Adjusted* total operating expenses were slightly lower year on year; our ongoing cost discipline allowed for continued investments in our digital offering. Reported total operating expenses included CHF 41 million in restructuring expenses, mainly from the planned integration of Neue Aargauer Bank. The adjusted cost/income ratio, excluding significant items*, was 60%, slightly lower than in 3Q19. In SUB, we recorded provision for credit losses of CHF 52 million, driven by a single case within our Corporate & Institutional Clients segment, partially offset by a CECL-related release from improved macroeconomic factors. SUB recorded NNA of CHF 5.5 billion and client assets of CHF 791 billion, with AuM of CHF 646 billion and custody assets of CHF 145 billion.

Private Clients recorded adjusted pre-tax income, excluding significant items*, of CHF 236 million in 3Q20, up 4% year on year. Adjusted net revenues, excluding significant items*, increased by 1% year on year, driven by higher transactional revenues, partially offset by lower recurring commissions and fees primarily from our investment in Swisscard. AuM of CHF 205 billion increased by 2% compared to 2Q20. We generated solid NNA of CHF 2.0 billion in the quarter, reflecting contributions from across our Private Clients businesses.

Corporate & Institutional Clients generated adjusted pre-tax income, excluding significant items*, of CHF 235 million in 3Q20, down 4% year on year, while adjusted net revenues, excluding significant items*, increased by 1%. Strong transactional revenues from our Swiss investment banking business and GTS, our collaboration with International Wealth Management, Asia Pacific and our newly formed Investment

Media Release Zurich, October 29, 2020

Bank, helped offset lower net interest income. AuM increased by 3% to CHF 441 billion compared to 2Q20. NNA of CHF 3.5 billion reflected stable contribution from our pension fund business.

International Wealth Management (IWM)
Reported results
IWM (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	1,142	1,266	1,435	(20)%	3,885	4,180	(7)%
Provision for credit losses	12	34	14	-	85	32	-
Total operating expenses	915	892	906	1%	2,736	2,713	1%
Pre-tax income	215	340	515	(58)%	1,064	1,435	(26)%
Cost/income ratio (%)	80	70	63	-	70	65	-

Adjusted results, excluding significant items*
IWM (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	1,142	1,266	1,304	(12)%	3,667	4,036	(9)%
Provision for credit losses	12	34	14	-	85	32	-
Total operating expenses	862	924	906	(5)%	2,716	2,728	0%
Pre-tax income	268	308	384	(30)%	866	1,276	(32)%
Cost/income ratio (%)	75	73	69	-	74	68	-

IWM’s results in 3Q20 continued to be supported by strong transaction revenues, offset by market impact and restructuring costs. Adjusted pre-tax income, excluding significant items*, was down 30% year on year at CHF 268 million, reflecting lower investment income as well as adverse foreign exchange and interest rate movements. Adjusted net revenues, excluding significant items*, were CHF 1.1 billion, down 12% year on year. Adjusted* total operating expenses of CHF 862 million were down 5% year on year; reported total operating expenses included restructuring expenses of CHF 29 million of an expected total of approximately CHF 75 million, related to our ambition of generating gross savings of approximately CHF 80 million in 2021. Asset gathering momentum was strong with NNA of CHF 11.9 billion. IWM recorded client assets of CHF 880 billion, with AuM9 of CHF 791 billion and custody assets of CHF 89 billion.

Private Banking recorded adjusted pre-tax income, excluding significant items*, of CHF 236 million in 3Q20, down 13% year on year, amid lower interest rates and foreign exchange impacts. NNA of CHF 6.9 billion demonstrated strong business growth at an annualized growth rate of 8%, with inflows across Europe and emerging markets. In addition, net new loans amounted to CHF 1.9 billion, reversing the deleveraging experienced in 1Q20. Adjusted net revenues, excluding significant items*, of CHF 836 million were down 8% year on year, benefitting from increased transaction-based revenues with higher brokerage fees and GTS revenues; however, lower net interest income in part reflected the impact of reductions in US dollar interest rates, while recurring commissions and fees were also negatively impacted by foreign exchange movements. Adjusted* total operating expenses were down 4% year on year; reported total operating expenses included restructuring expenses of CHF 16 million.

Media Release Zurich, October 29, 2020

Asset Management’s adjusted pre-tax income, excluding significant items*, in 3Q20 was down 72% year on year at CHF 32 million amid investment losses and lower performance and placement fees as 3Q19 included a sale gain of a private equity investment of a fund. Investment losses were recorded in real estate funds, partially offset by a further recovery, especially in credit funds, of losses recorded in 1Q20. In addition, placement fees were lower with delayed market fundraising activity. Adjusted* total operating expenses were down 6% year on year; reported total operating expenses included restructuring expenses of CHF 13 million. NNA amounted to CHF 5.0 billion, driven by Index Solutions and Fixed Income.

Asia Pacific (APAC)
Reported results
APAC (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	728	808	781	(7)%	2,371	2,279	4%
Provision for credit losses	45	86	20	-	230	41	-
Total operating expenses	506	526	491	3%	1,550	1,517	2%
Pre-tax income	177	196	270	(34)%	591	721	(18)%
Cost/income ratio (%)	70	65	63	-	65	67	-

Adjusted results, excluding significant items*
APAC (in CHF million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	728	808	683	7%	2,346	2,181	8%
Provision for credit losses	45	86	20	-	230	41	-
Total operating expenses	504	526	491	3%	1,548	1,517	2%
Pre-tax income	179	196	172	4%	568	623	(9)%
Cost/income ratio (%)	69	65	72	-	66	70	-

APAC recorded adjusted pre-tax income, excluding significant items*, in 3Q20 of CHF 179 million, up 4% year on year, despite negative foreign exchange impacts of CHF 21 million. Adjusted net revenues, excluding significant items*, of CHF 728 million were up 7% year on year, despite an adverse foreign exchange impact of CHF 58 million. Adjusted* total operating expenses increased 3% year on year, mainly from higher variable compensation reflecting improved performance. APAC delivered an adjusted return on regulatory capital, excluding significant items*, of 20% and an adjusted cost/income ratio, excluding significant items*, of 69%. We recorded lower provision for credit losses of CHF 45 million, compared to the CHF 86 million recorded in 2Q20, mainly related to a single case.

Transaction-based net revenues were particularly strong and up 32% year on year in 3Q20, driven by strong client activity and higher revenues from GTS as a result of strong APAC performance and increased cross-divisional collaboration as well as increased equity capital markets activity, partially offset by lower financing revenues. Net interest income was down 12% year on year from lower deposit income and credit volumes, which were negatively impacted by client deleveraging in 1H20. Recurring commissions & fees were also down, 11% year on year, mainly reflecting lower investment product management and banking services fees.

Media Release Zurich, October 29, 2020

In 3Q20, we reported regional revenues3 of CHF 1 billion in Asia Pacific, up 29%4 year on year, excluding the InvestLab gain*, and representing 20% of Credit Suisse Group revenues.

In 3Q20, APAC gathered NNA of CHF 2.2 billion and achieved record client assets of CHF 294 billion, with AuM of CHF 219 billion and custody assets of CHF 75 billion. APAC client assets represent 30% of Wealth Management client assets. APAC advisory, underwriting and financing maintained a top 3 ranking in terms of share of wallet10 in the first nine months of 2020.

Credit Suisse was named Asia’s Best Bank for Wealth Management by Euromoney; Asia’s Private Bank of the Year, Equity Derivatives House of the Year and Credit Derivatives House of the Year by Asia Risk; Asia’s Best Bank for Investment Solutions, Best Bank for Investment Solutions, Equity and Best Bank for Investment Solutions, Credit by The Asset; and Best House, Asian Equities by Structured Retail Products.

Investment Bank (IB)
Reported results
IB (in USD million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	2,245	2,981	2,023	11%	7,381	6,239	18%
Provision for credit losses	(16)	148	19	-	447	36	-
Total operating expenses	1,856	1,882	1,694	10%	5,492	5,227	5%
Pre-tax income/loss	405	951	310	31%	1,442	976	48%
Cost/income ratio (%)	83	63	84	-	74	84	-

Adjusted results*
IB (in USD million)	3Q20	2Q20	3Q19	∆3Q19	9M20	9M19	∆9M19
Net revenues	2,245	2,981	2,023	11%	7,381	6,239	18%
Provision for credit losses	(16)	148	19	-	447	36	-
Total operating expenses	1,797	1,854	1,693	6%	5,409	5,196	4%
Pre-tax income/loss	464	979	311	49%	1,525	1,007	51%
Cost/income ratio (%)	80	62	84	-	73	83	-

IB achieved adjusted* pre-tax income of USD 464 million in 3Q20, up 49% year on year, with an adjusted* return on regulatory capital of 13%, highlighting the strength of our diversified client franchise. Net revenues of USD 2.2 billion increased 11% year on year due to constructive market conditions and higher client activity, particularly in Asia. Adjusted* total operating expenses increased 6% year on year, primarily reflecting higher variable compensation accruals. Reported operating expenses included restructuring costs of USD 36 million. Additionally, provision for credit losses declined compared to 2Q20 due to a release of credit provisions of USD 16 million, reflecting a release of CECL reserves driven by exposure reductions in the Corporate Bank.

Media Release Zurich, October 29, 2020

Fixed income sales and trading revenues of USD 921 million in 3Q20 increased 10% year on year, driven by higher client activity in our securitized products, emerging markets and macro franchises.

Equity sales and trading revenues of USD 588 million in 3Q20 increased 5% year on year, reflecting higher activity in equity derivatives, global share gains11 in cash equities and increased revenues in prime services, particularly in Asia.

Our GTS business delivered strong results in 3Q20 reflecting increased collaboration and continued momentum with our wealth management, institutional and corporate clients.

Capital Markets revenues of USD 708 million in 3Q20 increased 52% year on year, driven by strong performance in equity capital markets as well as higher debt capital markets revenues. Equity capital markets revenues more than doubled due to significantly higher IPO activity resulting in a number 2 ranking12 in IPOs in 3Q20. In addition, debt capital markets revenues increased year on year, driven by higher investment grade activity and slightly higher leveraged finance revenues.

Advisory revenues of USD 117 million in 3Q20 decreased 29% year on year, driven by fewer M&A deal completions.

COVID-19 AND OUR ONGOING COMMITMENT TO OUR EMPLOYEES
Credit Suisse is committed to equality, diversity and inclusion for all our employees and to cultivating a culture where all employees feel that they belong and can thrive. We are now building on those commitments to ensure that our workforce truly reflects society with a broader, more resilient team and that we deliver higher quality services to our clients.

Our new mandates with regards to diversity and inclusion are:
-	Further expand our existing targets for gender globally, and ensure action to drive our culture of inclusion for all employees in all locations in which we operate
-	Set a new target to double our Black Talent senior headcount while increasing our overall Black Talent representation by 50% by 2024
-	Further embed D&I in to the bank’s culture and into the business strategies of our divisions and functions
-	Full engagement from the Board of Directors, Executive Board and senior leadership of all business divisions and functions, including anti-bias and inclusive leadership training for all employees
-	Extending D&I stakeholder management beyond employees, to clients, investors, public policy, community and suppliers
-	Further increase our D&I budget to support our efforts globally

As COVID-19 continues to impact our business and the way we work and live, our priority continues to be focused on the welfare and health of our employees and their families. We are immensely grateful to each and every one of our colleagues for their ongoing commitment and dedication during this challenging period. As we continue to face uncertainty heading into the winter months, we remain committed to supporting our employees as well as our clients and the communities in which we operate. We continue to fully support our employees who are working remotely, as well as those who choose to come into our offices. During the third quarter, 77% of employees were working from home on average. We pursued our initiative to explore new ways of working, with Switzerland being the first trial market of a

Media Release Zurich, October 29, 2020

broader study. While the results of that program are not yet ready, what is clear is that agile working will become a viable option for our employees going forward.

We continued to roll out voluntary, free antibody testing to Credit Suisse employees in Switzerland and to our offices globally. Since the launch of the program, we have had more than 8,300 employees tested. We have also extended our paid family leave offer to employees, indefinitely, in locations where schools remain closed or where they will be closed again.

In terms of supporting our clients through the pandemic, we continued to leverage technology to ensure strong private banking client engagement globally. We also saw a high volume of execution across our Equities and Fixed Income businesses for investment banking and private banking clients as our employees remained close to and dedicated to serving the needs of our clients. Additionally, Credit Suisse hosted a number of notable virtual events for clients, including our signature Global Women’s Financial Forum, building on its strong regional event programs and engagement by introducing a virtual Global Summit under the theme "The Power of Transformation" from September 29 – October 1, 2020.

We continue to have an open and active dialogue with the Swiss government around the best way to support the Swiss economy and businesses, which is in line with our active participation in the design and execution of the up to CHF 20 billion SME COVID-19 financing program sponsored by the Swiss government, earlier this year.

ONGOING COMMITMENT TO SOCIETY AND SUSTAINABILITY
Credit Suisse continued its sustainability related initiatives in 3Q20. In August, the bank established the new Sustainability, Research & Investment Solutions (SRI) function at the Executive Board level to accelerate and embed our sustainability efforts throughout all client segments. On the back of this announcement, Credit Suisse committed to invest at least CHF 300 billion of sustainable financing over the next ten years and introduced further financing restrictions on thermal coal extraction, coal power generation, and oil & gas projects in the Arctic region, to further align its business with the objectives of the Paris Agreement on climate change.

In the context of the fifth anniversary of the UN Sustainable Development Goals (SDGs), Credit Suisse published six case studies on its contribution to the UN SDGs. The case studies provide an overview of Credit Suisse’s activities relating to SDG 4 (Quality education), SDG 5 (Gender equality), SDG 7 (Affordable and clean energy), SDG 8 (Decent work and economic growth), SDG 11 (Sustainable cities and communities) and SDG 15 (Life on land).

Along with the Climate Bonds Initiative, the bank published the “Financing Credible Transitions” paper, a document which presents a framework for defining ambitious and credible transition pathways for companies that will collectively reduce global emissions and help to deliver the goals of the Paris Agreement.

In partnership with the Yacht Club de Monaco, the bank launched the Monaco Superyacht Eco Association (SEA) Index measuring the carbon impact of yacht design. The aspiration is that the index will evolve over time into a global industry standard providing a transparent ecological rating for all large yachts.

Media Release Zurich, October 29, 2020

Credit Suisse also enhanced its platform for relationship managers, the Product Buffet, by introducing additional sustainability-related product classifications with a more differentiated methodology that is in line with our Credit Suisse Sustainable Investing Framework.

We co-hosted a virtual panel alongside Dynamo and IBM for Climate Week NYC titled: "Cleantech, Collaboration, and Climate Action: Driving the Clean Energy Transition through COVID-19".

Furthermore, in 3Q20 Credit Suisse joined a number of prestigious networks and taskforces aimed at further sustainability efforts in the global economy as well as improving governance around sustainability issues; these included the Task Force on Nature-related Financial Disclosures, Climate Action 100+, as well as the International Corporate Governance Network.

Finally, Credit Suisse was named as a winner in the 2020 Corporate Philanthropy Awards by the Triangle Business Journal (Raleigh) in the United States and, in EMEA, has supported the Fair Education Alliance Scaling Awards. The 17 winners will collectively make a significant contribution to systemic change to end educational inequality and deepen their impact and scale to the areas of greatest need. In addition to financial support, Credit Suisse was able to provide significant skills-based / capacity building volunteering to the Fair Education Alliance to support the awards process.

Media Release Zurich, October 29, 2020

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
James Quinn, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 E-mail: media.relations@credit-suisse.com
The Financial Report and Presentation Slides for 3Q20 are available to download from 7:00 CET today at: https://www.credit-suisse.com/results

PRESENTATION OF 3Q20 RESULTS – THURSDAY, OCTOBER 29, 2020

Event	Analyst Call	Media Call
Time	08:15 Zurich 07:15 London 03:15 New York	10:30 Zurich 09:30 London 05:30 New York
Language	English	English
Access
Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Analysts and Investors Call

Conference ID: 9896195

Please dial in 10 minutes before the start of the call

Webcast link here.

Switzerland: +41 44 580 48 67
Europe: +44 203 057 6528
US: +1 866 276 8933

Reference: Credit Suisse Media Call

Conference ID: 2484283

Please dial in 10 minutes before the start of the call

Webcast link here.

Q&A Session	Following the presentation, you will have the opportunity to ask the speakers questions	Following the presentation, you will have the opportunity to ask the speakers questions
Playback	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 9896195	Replay available approximately one hour after the event Switzerland: +41 44 580 40 26 Europe: +44 333 300 9785 US: +1 917 677 7532 Conference ID: 2484283

Media Release Zurich, October 29, 2020

* Refers to adjusted results, results excluding significant items and results on a constant foreign exchange rate basis as applicable. Results excluding items included in our reported results are non-GAAP financial measures. For a reconciliation to the most directly comparable US GAAP measures, see the Appendix of this Media Release.

Footnotes

1 In 3Q20 and 2Q20 leverage exposure excludes CHF 110 billion and CHF 104 billion, respectively, of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as required by FINMA. Including cash held at central banks, our Tier 1 leverage ratio would have been 5.6% for 3Q20 and 5.5% for 2Q20.
2 Subject to market and economic conditions
3 Reflects net revenues of the APAC division and includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management
4 Excluding a gain of CHF 98 million related to the transfer of InvestLab in 3Q19
5 For periods prior to 3Q20, reflects net revenues from ITS and APAC Solutions
6 In 3Q20 and 2Q20 leverage exposure excludes CHF 110 billion and CHF 104 billion, respectively, of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as required by FINMA. Including cash held at central banks, our CET1 leverage ratio would have been 4.0% for both 3Q20 and 2Q20
7 Includes capital markets revenues and advisory and other fees within global investment banking
8 Reflecting a dividend per share increase of at least 5%; subject to final results, Board of Directors and AGM approval; final amount is subject to share count at ex-dividend date. Dividend distribution including dividend equivalents for share awards
9 Before elimination of assets managed by Asset Management on behalf of IWM PB clients
10 Source: Dealogic for the period ending September 30, 2020 (APAC excluding Japan and China onshore among international banks)
11 Based on third party competitive analysis as of 2Q20
12 Source: Dealogic for the period ending September 30, 2020 (Americas and EMEA only)

Abbreviations
AGM – Annual General Meeting; APAC – Asia Pacific; AuM – assets under management; BCBS – Basel Committee on Banking Supervision; BIS – Bank for International Settlements; CECL – US GAAP accounting standard for current expected credit losses; CEO – Chief Executive Officer; CET1 – common equity tier 1; CHF – Swiss francs; C&IC – Corporate & Institutional Clients; D&I – Diversity & Inclusion; DCM – Debt Capital Markets; ECM – Equity Capital Markets; EGM – Extraordinary General Meeting; EMEA – Europe, Middle East, Africa; FINMA – Swiss Financial Market Supervisory Authority FINMA; FX – Foreign Exchange; GAAP – Generally accepted accounting principles; GTS – Global Trading Solutions; IB – Investment Bank; IPO – Initial Public Offering; ITS – International Trading Solutions; IWM – International Wealth Management; NAB– Neue Aargauer Bank; M&A – Mergers & Acquisitions; NNA – net new assets; PB – Private Banking; PC – Private Clients; PTI – Pre-Tax Income; RoRC – Return on Regulatory Capital; RoTE – Return on Tangible Equity; RWA – risk weighted assets; SEA – Superyacht Eco Association; SEC – U.S. Securities and Exchange Commission; SDG – Sustainable Development Goals; SME – Small and Medium Enterprises; SRI – Sustainability, Research & Investment Solutions; SUB – Swiss Universal Bank; UK – United Kingdom; UN – United Nations; US – United States; USD – US dollar.

Important information
This document contains select information from the full 3Q20 Financial Report and 3Q20 Results Presentation slides that Credit Suisse believes is of particular interest to media professionals. The complete 3Q20 Financial Report and 3Q20 Results Presentation slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 3Q20 Financial Report and 3Q20 Results Presentation slides are not incorporated by reference into this document.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

Media Release Zurich, October 29, 2020

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholder’s equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 million and other intangible assets of CHF 256 million from total shareholders’ equity of CHF 45,740 million as presented in our balance sheet.

Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure, and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Foreign exchange impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot foreign exchange rate. The respective amounts are then converted back to CHF applying the average 2019 foreign exchange rate from the period against which the foreign exchange impact is measured. Average foreign exchange rates apply a straight line average of monthly foreign exchange rates for major currencies.

Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period and on a “look-through” basis.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20.

Generic references to profit and costs in this document refer to pre-tax income and operating expenses, respectively. References to Wealth Management mean SUB PC, IWM PB and APAC or their combined results. References to Wealth Management-related mean SUB, IWM and APAC or their combined results. References to global investment banking mean the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM in SUB C&IC. References to Global Trading Solutions, prior to 3Q20, mean the combination of ITS and APAC Solutions.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this document.

Media Release Zurich, October 29, 2020

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

In various tables, use of “–” indicates not meaningful or not applicable.

The English language version of this document is the controlling version.

Appendix
Appendix
Key metrics
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,198	6,194	5,326	(16)	(2)	17,168	16,294	5
Provision for credit losses	94	296	72	(68)	31	958	178	438
Compensation and benefits	2,441	2,594	2,383	(6)	2	7,351	7,446	(1)
General and administrative expenses	1,458	1,440	1,404	1	4	4,244	4,212	1
Commission expenses	295	313	325	(6)	(9)	953	952	0
Restructuring expenses	107	–	–	–	–	107	–	–
Total other operating expenses	1,860	1,753	1,729	6	8	5,304	5,164	3
Total operating expenses	4,301	4,347	4,112	(1)	5	12,655	12,610	0
Income before taxes	803	1,551	1,142	(48)	(30)	3,555	3,506	1
Net income attributable to shareholders	546	1,162	881	(53)	(38)	3,022	2,567	18
Statement of operations metrics (%)
Return on regulatory capital	8.3	15.5	10.4	–	–	12.0	10.8	–
Balance sheet statistics (CHF million)
Total assets	821,296	828,480	795,920	(1)	3	821,296	795,920	3
Risk-weighted assets	285,216	299,293	302,121	(5)	(6)	285,216	302,121	(6)
Leverage exposure	824,420	836,755	921,411	(1)	(11)	824,420	921,411	(11)
Assets under management and net new assets (CHF billion)
Assets under management	1,478.3	1,443.4	1,476.9	2.4	0.1	1,478.3	1,476.9	0.1
Net new assets	18.0	9.8	11.9	83.7	51.3	33.6	69.4	(51.6)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	13.0	12.5	12.4	–	–	13.0	12.4	–
CET1 leverage ratio	4.5	4.5	4.1	–	–	4.5	4.1	–
Tier 1 leverage ratio	6.3	6.2	5.5	–	–	6.3	5.5	–

Appendix
Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
Reconciliation of adjustment items
	Group
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results excluding signficant items (CHF million)
Net revenues	5,198	6,194	5,326	17,168	16,294
of which real estate gains	0	0	0	0	(105)
of which gain related to InvestLab transfer	0	0	(327)	(268)	(327)
of which Pfandbriefbank gain	0	(134)	0	(134)	0
Adjusted net revenues excluding significant items	5,198	6,060	4,999	16,766	15,862
Provision for credit losses	94	296	72	958	178
Total operating expenses	4,301	4,347	4,112	12,655	12,610
Restructuring expenses	(107)	–	–	(107)	–
Major litigation provisions	(152)	(61)	(28)	(231)	(63)
Expenses related to real estate disposals	(25)	(3)	0	(23)	(51)
Adjusted total operating expenses	4,017	4,283	4,084	12,294	12,496
Income before taxes	803	1,551	1,142	3,555	3,506
Total adjustments and significant items	284	64	(299)	93	(318)
Adjusted income before taxes excluding significant items	1,087	1,615	843	3,648	3,188
	Group
in	3Q20	3Q19
Adjusted results excluding significant items and FX impact (CHF million)
Adjusted net revenues	5,198	5,326
of which gain related to InvestLab transfer	0	(327)
of which FX impact	332	–
Adjusted net revenues excluding FX impact	5,530	4,999
Adjusted income before taxes	1,087	843
of which FX impact	103	–
Adjusted income before taxes excluding significant items and FX impact	1,190	843

Appendix
Swiss Universal Bank
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Results (CHF million)
Net revenues	1,294	1,474	1,380	(12)	(6)	4,222	4,171	1
of which Private Clients	700	836	692	(16)	1	2,305	2,218	4
of which Corporate & Institutional Clients	594	638	688	(7)	(14)	1,917	1,953	(2)
Provision for credit losses	52	28	28	86	86	204	66	209
Total operating expenses	812	790	783	3	4	2,401	2,399	0
Income before taxes	430	656	569	(34)	(24)	1,617	1,706	(5)
of which Private Clients	200	344	227	(42)	(12)	823	808	2
of which Corporate & Institutional Clients	230	312	342	(26)	(33)	794	898	(12)
Metrics (%)
Return on regulatory capital	13.8	21.2	17.8	–	–	17.5	17.9	–
Cost/income ratio	62.8	53.6	56.7	–	–	56.9	57.5	–
Private Clients
Assets under management (CHF billion)	205.0	201.8	214.2	1.6	(4.3)	205.0	214.2	(4.3)
Net new assets (CHF billion)	2.0	(1.6)	(0.6)	–	–	(3.8)	3.9	–
Gross margin (annualized) (bp)	138	167	129	–	–	150	140	–
Net margin (annualized) (bp)	39	69	42	–	–	54	51	–
Corporate & Institutional Clients
Assets under management (CHF billion)	441.0	427.4	424.6	3.2	3.9	441.0	424.6	3.9
Net new assets (CHF billion)	3.5	1.6	6.3	–	–	9.9	42.8	–
Reconciliation of adjustment items
	Swiss Universal Bank
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results excluding signficant items (CHF million)
Net revenues	1,294	1,474	1,380	4,222	4,171
of which real estate gains	0	0	0	0	(117)
of which gain related to InvestLab transfer	0	0	(98)	(25)	(98)
of which Pfandbriefbank gain	0	(134)	0	(134)	0
Adjusted net revenues excluding significant items	1,294	1,340	1,282	4,063	3,956
Provision for credit losses	52	28	28	204	66
Total operating expenses	812	790	783	2,401	2,399
Restructuring expenses	(41)	–	–	(41)	–
Major litigation provisions	0	0	0	(1)	(3)
Expenses related to real estate disposals	0	0	0	0	(10)
Adjusted total operating expenses	771	790	783	2,359	2,386
Income before taxes	430	656	569	1,617	1,706
Total adjustments and significant items	41	(134)	(98)	(117)	(202)
Adjusted income before taxes excluding significant items	471	522	471	1,500	1,504

Appendix
Reconciliation of adjustment items
	Swiss Universal Bank – Private Clients		Swiss Universal Bank – Corporate & Institutional Clients
in	3Q20	3Q19	3Q20	3Q19
Adjusted results excluding signficant items (CHF million)
Net revenues	700	692	594	688
of which gain related to InvestLab transfer	0	0	0	(98)
Adjusted net revenues excluding significant items	700	692	594	590
Provision for credit losses	5	14	47	14
Total operating expenses	495	451	317	332
Restructuring expenses	(36)	–	(5)	–
Adjusted total operating expenses	459	451	312	332
Income before taxes	200	227	230	342
Total adjustments and significant items	36	0	5	(98)
Adjusted income before taxes excluding significant items	236	227	235	244

Appendix
International Wealth Management
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Results (CHF million)
Net revenues	1,142	1,266	1,435	(10)	(20)	3,885	4,180	(7)
of which Private Banking	836	905	1,035	(8)	(19)	2,773	2,995	(7)
of which Asset Management	306	361	400	(15)	(24)	1,112	1,185	(6)
Provision for credit losses	12	34	14	(65)	(14)	85	32	166
Total operating expenses	915	892	906	3	1	2,736	2,713	1
Income before taxes	215	340	515	(37)	(58)	1,064	1,435	(26)
of which Private Banking	197	256	402	(23)	(51)	798	1,095	(27)
of which Asset Management	18	84	113	(79)	(84)	266	340	(22)
Metrics (%)
Return on regulatory capital	15.7	25.1	36.5	–	–	26.4	34.6	–
Cost/income ratio	80.1	70.5	63.1	–	–	70.4	64.9	–
Private Banking
Assets under management (CHF billion)	352.0	344.5	365.2	2.2	(3.6)	352.0	365.2	(3.6)
Net new assets (CHF billion)	6.9	1.8	3.6	–	–	12.4	10.4	–
Gross margin (annualized) (bp)	96	107	114	–	–	106	110	–
Net margin (annualized) (bp)	23	30	44	–	–	31	40	–
Asset Management
Assets under management (CHF billion)	438.5	423.8	426.0	3.5	2.9	438.5	426.0	2.9
Net new assets (CHF billion)	5.0	4.1	5.9	–	–	9.2	14.0	–
Reconciliation of adjustment items
	International Wealth Management
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results excluding signficant items (CHF million)
Net revenues	1,142	1,266	1,435	3,885	4,180
of which real estate gains	0	0	0	0	(13)
of which gain related to InvestLab transfer	0	0	(131)	(218)	(131)
Adjusted net revenues excluding significant items	1,142	1,266	1,304	3,667	4,036
Provision for credit losses	12	34	14	85	32
Total operating expenses	915	892	906	2,736	2,713
Restructuring expenses	(29)	–	–	(29)	–
Major litigation provisions	(20)	32	0	12	27
Expenses related to real estate disposals	(4)	0	0	(3)	(12)
Adjusted total operating expenses	862	924	906	2,716	2,728
Income before taxes	215	340	515	1,064	1,435
Total adjustments and significant items	53	(32)	(131)	(198)	(159)
Adjusted income before taxes income excluding significant items	268	308	384	866	1,276

Appendix
Reconciliation of adjustment items
	International Wealth Management – Private Banking		International Wealth Management – Asset Management
in	3Q20	3Q19	3Q20	3Q19
Adjusted results excluding signficant items (CHF million)
Net revenues	836	1,035	306	400
of which gain related to InvestLab transfer	0	(131)	0	0
Adjusted net revenues excluding significant items	836	904	306	400
Provision for credit losses	8	15	4	(1)
Total operating expenses	631	618	284	288
Restructuring expenses	(16)	–	(13)	–
Major litigation provisions	(20)	0	0	0
Expenses related to real estate disposals	(3)	0	(1)	0
Adjusted total operating expenses	592	618	270	288
Income before taxes	197	402	18	113
Total adjustments and significant items	39	(131)	14	0
Adjusted income before taxes income excluding significant items	236	271	32	113
Reconciliation of adjustment items
	Wealth Management
in	3Q20	3Q19	9M20	9M19
Adjusted net revenues excluding significant items and FX impact (CHF million)
Net revenues	2'264	2'508	7'449	7'492
of which real estate gains	0	0	0	(130)
of which gain related to InvestLab transfer	0	(229)	(40)	(229)
of which Pfandbriefbank gain	0	0	(134)	0
of which FX impact	133	0	315	0
Adjusted net revenues excluding significant items and FX impact	2,397	2,279	7,590	7,133
Net interest income	955	1'034	3'002	3'005
of which FX impact	39	0	92	0
Net interest income excluding FX impact	994	1,034	3,094	3,005
Recurring commissions and fees	556	608	1'680	1'784
of which FX impact	32	0	83	0
Recurring commissions and fees excluding FX impact	588	608	1,763	1,784
Transaction-based revenues	751	638	2'599	2'346
of which FX impact	62	0	138	0
Transaction-based revenues excluding FX impact	813	638	2,737	2,346

Appendix
Asia Pacific
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Results (CHF million)
Net revenues	728	808	781	(10)	(7)	2,371	2,279	4
Provision for credit losses	45	86	20	(48)	125	230	41	461
Total operating expenses	506	526	491	(4)	3	1,550	1,517	2
	177	196	270	(10)	(34)		721	–
Metrics (%)
Return on regulatory capital	19.4	20.0	24.6	–	–	20.5	22.2	–
Cost/income ratio	69.5	65.1	62.9	–	–	65.4	66.6	–
Assets under management (CHF billion)	218.5	215.8	217.1	1.3	0.6	218.5	217.1	0.6
Net new assets (CHF billion)	2.2	4.5	1.7	–	–	9.7	8.0	–
Gross margin (annualized) (bp)	135	155	145	–	–	149	142	–
Net margin (annualized) (bp)	33	38	50	–	–	37	45	–
Reconciliation of adjustment items
	Asia Pacific
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results excluding significant items (CHF million)
Net revenues	728	808	781	2,371	2,279
of which gain related to InvestLab transfer	0	0	(98)	(25)	0
Adjusted net revenues excluding significant items	728	808	683	2,346	2,279
Provision for credit losses	45	86	20	230	41
Total operating expenses	506	526	491	1,550	1,517
Restructuring expenses	(2)	–	–	(2)	–
Adjusted total operating expenses	504	526	491	1,548	1,517
Income before taxes	177	196	270	591	721
Total adjustments and significant items	2	0	(98)	(23)	0
Adjusted income before taxes excluding significant items	179	196	172	568	721

Appendix
Investment Bank
	in / end of			% change		in / end of		% change
	3Q20	2Q20	3Q19	QoQ	YoY	9M20	9M19	YoY
Results (CHF million)
Net revenues	2,047	2,862	2,006	(28)	2	6,989	6,214	12
Provision for credit losses	(14)	143	19	–	–	433	37	–
Total operating expenses	1,691	1,807	1,678	(6)	1	5,191	5,206	0
Income before taxes	370	912	309	(59)	20	1,365	971	41
Metrics (%)
Return on regulatory capital	11.4	25.8	8.5	–	–	13.3	9.0	–
Cost/income ratio	82.6	63.1	83.6	–	–	74.3	83.8	–
Reconciliation of adjustment items
	Investment Bank
in	3Q20	2Q20	3Q19	9M20	9M19
Adjusted results (USD million)
Net revenues	2,245	2,981	2,023	7,381	6,239
Provision for credit losses	(16)	148	19	447	36
Total operating expenses	1,856	1,882	1,694	5,492	5,227
Restructuring expenses	(36)	–	–	(36)	–
Major litigation provisions	0	(25)	0	(25)	0
Expenses related to real estate disposals	(23)	(3)	(1)	(22)	(31)
Adjusted total operating expenses	1,797	1,854	1,693	5,409	5,196
Income before taxes	405	951	310	1,442	976
Total adjustments	59	28	1	83	31
Adjusted income before taxes	464	979	311	1,525	1,007
Global investment banking revenues
in	3Q20	3Q19	9M20	9M19
Global investment banking revenues (USD million)
Fixed income sales and trading	921	834	3,478	2,585
Equity sales and trading	588	560	2,016	1,762
Capital markets	782	511	1,960	1,581
Advisory and other fees	160	197	573	540
Other revenues	(89)	(1)	(255)	33
Global investment banking revenues	2,362	2,101	7,772	6,501

Appendix
Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2020 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact on our business;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.

 Thomas Gottstein, Chief Executive OfficerDavid Mathers, Chief Financial OfficerOctober 29, 2020  Credit SuisseThird Quarter 2020 ResultsAnalyst and Investor Call

 Disclaimer (1/2)  2  October 29, 2020  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, in “Credit Suisse – Risk Factor” in our 1Q20 Financial Report published on May 7, 2020 and in the “Cautionary statement regarding forward-looking information" in our 3Q20 Financial Report published on October 29, 2020 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from the COVID-19 pandemic, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.RestatementAs of 3Q20, financial information reflects the new divisional reporting structure and management responsibilities announced on July 30, 2020 and updates to certain calculations and allocations. Prior periods have been restated to conform to the current presentation. In light of the restructuring announced July 30, 2020 and several significant items impacting results in prior periods, we intend to focus on adjusted numbers, excluding significant items in our discussion of results until the restructuring is completed.

 Disclaimer (2/2)  3  October 29, 2020  Statement regarding non-GAAP financial measuresThis presentation contains non-GAAP financial measures, including results excluding certain items included in our reported results as well as return on regulatory capital, return on tangible equity and tangible book value per share (which are based on tangible shareholders’ equity). Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at www.credit-suisse.com.Our estimates, ambitions, objectives and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation provisions, real estate gains and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average RWA and 3.5% of average leverage exposure; the essential components of this calculation are unavailable on a prospective basis. Such estimates, ambitions, objectives and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.Statement regarding capital, liquidity and leverageCredit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA.References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014-2018, there was a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and a phase-out of an adjustment for the accounting treatment of pension plans. For the years 2013-2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio. Unless otherwise noted, for periods in 2020, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Key highlights for the third quarter of 2020

Key financial highlights

- Reported pre-tax income of CHF 803 mn in 3Q20 down 30% YoY due primarily to non-repetition of last year's InvestLab gain of CHF 327 mn; net income of CHF 546 mn[1]
- Adjusted pre-tax income excluding significant items of CHF 1.1 bn in 3Q20, up 29% YoY
  - At constant average 3Q19 FX rates: up 41% YoY
- RoTE‡ of 5.4% in 3Q20; RoTE‡ of 9.8% in 9M20
- Strong capital position with 3Q20 CET1 ratio at 13.0%
- Disciplined capital distribution approach in face of overall economic situation
  - BoD recommendation that shareholders approve second half of the 2019 dividend of CHF 0.1388 per share
  - Continued accrual of 5% higher dividend for 2020 compared to 2019 dividend
  - Intention to restart share buybacks in January 2021 of up to CHF 1.5 bn for next year, with an expected repurchase of at least CHF 1.0 bn[2]

Delivering sustainable growth

- Continued momentum in Wealth Management businesses, with CHF 11.1 bn of NNA in 3Q20 (annualized growth rate of 6%) with record NNA from IWM PB
- APAC division with adjusted RoRC† (excl. significant items) of 20% in 9M20
- Strong growth in Asia Pacific regional revenues[3] in 3Q20 of 29% YoY[4], now contributing 20% of Group revenues
- In Switzerland, planned integration of NAB on track and launched CSX, positioning Credit Suisse as a digital leader in retail banking
- Single global Investment Bank with adjusted RoRC† of 14% in 9M20 with strong revenue growth across all products[5]
  - Strong revenue growth in GTS[6] of 28% YoY in 3Q20, delivering institutional-style solutions to our Wealth Management clients
- Successful execution of key strategic initiatives (as previously announced) with expected gross savings of ~CHF 400-450 mn from 2022 onwards; allow for reinvestment in full, subject to market and economic conditions

Note: 2Q20 reported results include a gain related to the equity investment revaluation of Pfandbriefbank. 1Q20 and 3Q19 reported results include the gains related to the transfer of the InvestLab fund platform to Allfunds Group. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Relating to net income attributable to shareholders 2 Subject to market and economic conditions 3 Reflects net revenues of the APAC division and includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management 4 3Q19 excludes CHF 98 mn from the gain related to transfer of the InvestLab platform to Allfunds Group 5 In USD terms 6 Global Trading Solutions is the combination of ITS and APAC Solutions

CREDIT SUISSE October 29, 2020 4

Managing the COVID-19 pandemic and an uncertain economic environment

Employees

- **Kept 90% remote working readiness level**; currently ~23% of the workforce in the office
- **Free antibody testing offered** as benefit to Credit Suisse employees. ~8k tests conducted globally as of October 29, 2020
- **Paid family leave extended** in locations where schools remain closed or will be closed again
- **92% of employees feel well supported and informed by management's response to the COVID-19 pandemic**[1]

Clients

- **Credit Suisse Direct:** +33%[2] rise in mobile banking activity
- **Leverage technology** to ensure strong private banking client engagement globally
- **High volume execution** across Fixed Income and Equities for investment banking and private banking clients during first wave
- **Increased financing needs** driving **loan growth** and **capital markets activity**
- **Increased demand for Private Markets and sustainability products**

FX and interest rates

USD/CHF exchange rate – 2020 YTD[3]



1.00
0.98
0.96
0.94
0.92
0.90
0.92
Dec-19
Mar-20
Jun-20
Sep-20

USD yield curve – Dec-19 vs. Sep-20[4]



in %
2.0
1.5
1.0
0.5
0.0
Dec-19
(148) bps
Sep-20
2M
6M
2Y
5Y
10Y

Macroeconomic environment

Real GDP growth rates for 2020 vs. 2019[5]

	Dec-19	Mar-20	Jun-20	Sep-20
Switzerland	1.2%	1.1%	(5.7)%	(5.1)%
Eurozone	1.0%	(1.0)%	(8.1)%	(8.0)%
US	1.8%	1.1%	(5.6)%	(4.4)%

1 Internal pulse survey completed in June 2020 2 September 2020 vs. February 2020; related to SUB 3 Bloomberg; December 31, 2019 to September 30, 2020
4 Bloomberg; USD yield curve as per December 31, 2019 and September 30, 2020 5 Bloomberg

CREDIT SUISSE
October 29, 2020
5

Our new organization SRI is delivering sustainable client solutions

Progress on sustainability strategy implementation

- Sustainability Leadership Committee launched, with representatives in each division to drive strategy & implementation
- Published framework for credible Sustainable Transition Bonds with the Climate Bonds Initiative
- Joined the TNFD to create standardized biodiversity disclosure metrics
- Implemented transition restrictions and reductions as announced on July 30, 2020 (e.g., coal)

Ongoing thought leadership during COVID-19 pandemic

- Launched 30+ global sector teams to focus on thematic reports
- Launched US ESG research with a focus on the energy transition
- Thought leadership in the context of our House View:
  - strong mandate performances: CS House View outperformed >2/3 of advisory client portfolios[2]
  - engaging for a Blue Economy[3]
  - exploring the appetite for alternative protein
  - education technology: COVID-19 and beyond

Selected highlights

- **27 Green, Social and Sustainability Bond transactions** executed in 2020 totaling USD 15 bn[1], an increase of **176%** YoY
- Delivering **investment solutions** for our **Wealth Management clients** around the themes of **responsible consumption, ocean conservation, energy transition and reducing income inequality**

orange
- **EUR 500 mn**
- Inaugural **sustainability** bond issuance financing green and social eligible projects

STAR PEAK
- **USD 384 mn**
- IPO focused on accelerating the **energy transition**

Vital Farms
- **USD 235 mn**
- IPO of a **sustainable agriculture products** corporation



Research
Chief Sustainability Officer
Chief Investment Officer
Marketing
Corporate Clients

Signatory to critical industry initiatives and actively participating in sustainability networks globally

United Nations Global Compact | Climate Action 100+ | POSEIDON PRINCIPLES | Signatory of: PRI Principles for Responsible Investment | Founding Signatory of: UNEP FINANCE INITIATIVE PRINCIPLES FOR RESPONSIBLE BANKING | ENERGY TRANSITIONS | Climate Bonds

1 Bloomberg as of September 30, 2020 2 Based on SUB Advisory portfolios (3 years to August 2020) qualifying for discretionary mandates 3 Blue economy terminology was introduced in 2012 by the United Nations and captures the economic potential of the ocean, as well as the need to focus on its preservation

CREDIT SUISSE
October 29, 2020
6

   We achieved strong growth in underlying pre-tax income  7  October 29, 2020  Group pre-tax income in CHF bn  +41%  Adjusted & excluding significant items & at FXC1  Reported  Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix1 At constant average 3Q19 FX rates  (30)%  Reported pre-tax income includes      in CHF mn  3Q19  3Q20  InvestLab gain  327  -  Restructuring & real estate disposal expenses  -  (132)  Major litigation provisions  (28)  (152)  FX impact  -  (103)1  Total  299  (387)

   Our Wealth Management revenues benefited fromstrong transaction activity  8  Note: 3Q19 reported results include a gain related to the transfer of the InvestLab fund platform to Allfunds Group1 Includes Other revenues of CHF 228 mn 2 Includes Other revenues of CHF 2 mn 3 At constant average 3Q19 FX rates. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix   October 29, 2020    2,508  SUB PC  IWM PB  APAC  2,264  3Q20 vs. 3Q19  +1%  (19)%  (7)%  (10)%  +2%  0%  +15%  +5%  Underlying(at FXC3)  Reported  ((4)% FXC3)    2,5081  Net interestincome  Recurring commissions & fees  Transaction and performance-based  2,2642  3Q20 vs. 3Q19  (8)%  (9)%  +18%  (10)%  (4)%  (3)%  +27%  Underlying(at FXC3)  Reported  Wealth Management net revenuesin CHF mn  +5%  ((4)% FXC3)  1,035  781  2,264

   9  October 29, 2020  Strong NNA growth in our Wealth Managementbusinesses in 3Q20  Net new assets in CHF bn  1 Converted from CHF to USD at CHF/USD exchange rate of 1.0032 2 Converted from CHF to USD at CHF/USD exchange rate of 1.0852  Ann. NNA growth  2%  6%  AuM in CHF bn  797  776  AuM in USD bn  7991  8422  (3)% YoY  +5% YoY  2.0  (0.6)  4.7  11.1  APAC  IWM PB  SUB PC  APAC  IWM PB  SUB PC

   10  October 29, 2020  Sustained momentum in Global Trading Solutions  +49%  Net revenues in USD mn  Structured products penetration2 as % of AuM  4.6%  4.5%  3.7%  1 For periods prior to 3Q20, reflects net revenues from ITS and APAC Solutions 2 Reflects the share of structured products as percentage of AuM across UHNW, HNW and entry-HNW clients in SUB PC, IWM PB and APAC as well as External Asset Managers in SUB C&IC  +28%  1  1

3Q20 global investment banking[1] revenues increased across products

Global investment banking[1] revenues
in USD mn



3Q19 vs. 3Q18
3Q20 vs. 3Q19
2,362[5,6]
+8%
+12%
2,101[4]
1,949[3]
942[6]
(21)%
+33%
708
Capital markets & Advisory[2]
897
588
+13%
+5%
560
Equity Sales & Trading
495
921
+55%
+10%
834
Fixed Income Sales & Trading
538
3Q18
3Q19
3Q20

1 Includes net revenues from the Investment Bank, APAC advisory and underwriting as well as M&A, DCM and ECM revenues in SUB C&IC 2 Includes capital markets revenues and advisory and other fees in IB, APAC and SUB 3 Includes Other revenues of USD 19 mn 4 Includes Other revenues of USD (1) mn 5 Includes Other revenues of USD (89) mn 6 Includes MtM gains of USD 23 mn in Leveraged Finance

CREDIT SUISSE
October 29, 2020
11

9M20 Financial highlights

9M20 Group results

Adj. net revenues excl. significant items	**CHF 16.8 bn** up 6% YoY
Provision for credit losses	**CHF 1.0 bn** up CHF 0.8 bn YoY
Adjusted pre-tax income excl. significant items	**CHF 3.5 bn** up 10% YoY
Net income[1]	**CHF 3.0 bn** up 18% YoY
RoTE‡	**9.8%**
CET1 ratio	**13.0%** up 50 bps QoQ
CET1 leverage ratio	**4.5%**[2] flat QoQ
Liquidity coverage ratio	**190%**[3] vs. 196% in 2Q20

9M20 divisional results



Adjusted pre-tax income
excl. significant items; in CHF mn
RoRC†
SUB
1,500
16%
IWM
866
21%
APAC
568
20%
WM-related
18%
IB
1,442
14%

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
‡ RoTE is a non-GAAP financial measure, see Appendix
1 Net income attributable to shareholders 2 In 2Q20 and 3Q20 leverage exposure excludes CHF 104 bn and CHF 110 bn, respectively, of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as required by FINMA 3 Calculated using a three-month average, which is calculated on a daily basis

CREDIT SUISSE October 29, 2020 12

   Achieved RoTE of ~10% and net income of CHF 3.0 bnin 9M20 amidst a challenging environment  13  ‡ RoTE is a non-GAAP financial measure, see Appendix 1 Net income attributable to shareholders  October 29, 2020  Return on tangible equity‡based on CHF  Net income1in CHF mn  (91)  1,143  1,765  2,567  3,022

   14  October 29, 2020  We absorbed substantial provisions for credit losses  Provision for credit lossesin CHF mn  958      Corp. Ctr.  Wealth Management-related  Average over previousten years: 126  IB  6  o/w 380 related to CECL

Operating from a position of strength in SUB

	Strategic priorities & growth drivers	Progress to date
High touch	**Drive business momentum and growth**	▪ Continued strong performance in UHNWI, Investment Banking Switzerland and Institutional Clients franchises ▪ Acted as advisor in landmark transactions such as Liberty Global's announced acquisition of Sunrise and Dufry's rights issue ▪ Ongoing momentum in pension fund business with solid NNA
High tech	**Execute planned Neue Aargauer Bank (NAB) integration**	▪ Planned NAB integration on track, resulting in united coverage/processes and enhanced offering
	Accelerate digitalization	▪ Positioning as digital leader in retail business: bank-assurance offering and new CSX product suite announced ▪ Automation and digitalization of front-to-back operations
	Streamline business model	▪ Optimizing footprint and piloting to an innovative branch concept

Financial highlights

Adjusted RoRC† (excluding signficant items) **of 16% in 9M20**

~CHF 100 mn gross cost savings program on track; restructuring expected to be completed by mid-2021

Only ~11 bps credit loss expenses in 9M20 excl. CECL[2] showing the high quality of our loan book

3Q20 with CHF 2.0 bn NNA in Private Clients with contributions from all businesses

Selected Accolades

- EUROMONEY 2020 — *Switzerland's Best Bank (third consecutive year)*
- EUROMONEY 2020 — *Switzerland's Best Investment Bank (third consecutive year)*
- dealogic — **#1** *Investment Banking in Switzerland YTD*[1]

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
1 Dealogic as of September 30, 2020. Includes M&A, ECM, high yield, leveraged loans and DCM 2 CECL related credit provisions of CHF 60 mn in 9M20

CREDIT SUISSE October 29, 2020 15

IWM Private Banking evolving its business model via strategic initiatives across the franchise

Strategic priorities & growth drivers	Progress to date
Transform businesses to advance client offering and engagement	▪ Private Banking with strong asset gathering and hiring momentum ▪ Enhanced lending capability and risk management through the creation of International Financing Group, with further loan growth opportunity, building on the volume pick up during 3Q20 ▪ Driven client activation by strengthening client segmentation approach ▪ Scaled-up delivery of sustainable investment/financing solutions via the formation of Sustainable Client Solutions
Grow mid-market advisory business, while driving collaboration with the IB	▪ Broadened mid-market advisory opportunities supported by strategic hires (M&A advisory and emerging markets) ▪ Enhanced collaboration in key product areas via GTS
Drive digitalization across the platform	▪ Accelerated move from a RM-centric model to a true analytics-driven, multi-channel, digitally enabled advisory model
Implementing cost measures to self-fund growth initiatives	▪ Realigned management and support functions, centralized control functions and combined selected regional coverage areas

Financial highlights

Stable adjusted net revenues and **PTI** (excl. significant items) **down 2% YoY in 3Q20 on an FX constant basis**[1]

Expect ~CHF 30 mn gross cost savings in 2021

Record NNA of CHF 6.9 bn in 3Q20 at ann. growth rate of 8%

CHF 1.9 bn net new lending in 3Q20

Selected Accolades

Euromoney Private Banking 2020	Euromoney 2020	Euromoney 2020	Euromoney 2020
Best Private Banking Services overall in Middle East	*Best Bank for Wealth Management in Latin America*	*Best Bank for Wealth Management in Central and Eastern Europe*	*Excellence in Leadership in Western Europe*

1 At constant average 3Q19 FX rates. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE

October 29, 2020

16

Beyond restructuring, positioning Asset Management for the future growth

Recent challenges	▪ Challenging COVID-19 environment has driven underperformance in certain Alternatives strategies ▪ Continued negative impact on investment & partnership income (excl. InvestLab) ▪ Delayed placement fees and lower performance fees; non-repetition of significant realization in 3Q19
Restructuring and ongoing review of underperforming strategies	▪ Restructuring and repositioning of underperforming Alternatives strategies and businesses driving one-time costs and losses on invested capital ▪ Further restructuring costs expected with targeted gross savings of ~CHF 50 mn in 2021
Strengths & opportunities	▪ Revenues from recurring management fees have grown in recent years ▪ Continued growth in Equity Thematics, Fixed Income and Passive businesses ▪ Recent new initiatives: – Launched strategic partnership with the Qatar Investment Authority to form a multi-billion dollar direct private credit platform – Announced partnership with Equilibrium Capital to build a sustainable infrastructure and resource management platform ▪ Well-positioned to capture growth in the Alternatives and private markets

Financial highlights

Expect ~CHF 50 mn gross cost savings in 2021

Record assets under management of CHF 439 bn at 3Q20

Strong 3Q20 and 9M20 NNA of CHF 5.0 bn and CHF 9.2 bn, respectively

Traditional fund performance[1]		
	80% of Fixed Income funds AuM **above benchmark**	**92%** of Equities funds AuM **above benchmark**

1 Based on 5 year track record. Based on select significant products. Benchmarked against its individual benchmarks as set out in the fund IMA or prospectus

CREDIT SUISSE October 29, 2020 17

Strong growth of APAC franchise revenues, now contributing 20% of total CS Group revenues

Strategic priorities & growth drivers	Progress to date
Deepen UHNW and entrepreneur client relationships	▪ Solid Top 3 franchises in IBCM and Private Banking ▪ Higher asset referrals and strategic client activity ▪ Momentum in managed solutions
Grow market presence in faster-growth onshore markets	▪ Strong Greater China performance ▪ Strategic hires in China and India Private Banking ▪ Targeted coverage hires
Drive product innovation and increase global collaboration	▪ Success with GTS thematic products ▪ Stabilized lending position in 3Q20[5] after client deleveraging in 1H20 ▪ High level of digital client penetration ▪ Focus on SRI initiatives

Financial highlights

Adjusted RoRC[†] (excl. significant items) **of 20% in 9M20** despite absorbing material **credit provisions and mark-to-market losses**

Achieved 29%[1] **regional revenue**[2] **growth in 3Q20 vs. 3Q19, contributing 20% of Group revenues**

Record client assets[3] **of CHF 294 bn as of 3Q20**

Selected Accolades

- Euromoney 2020 — *Asia's Best Bank for Wealth Management (3rd time in 5 years)*
- dealogic **#3** — *IBCM SoW for APeJ YTD*[4]
- Asset Asian Awards Triple A — *Asia's Best Bank for Investment Solutions*
- AsiaRisk Awards 2020 — *Equity Derivatives House of the Year*

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
1 3Q19 excludes CHF 98 mn from the gain related to transfer of the InvestLab platform to Allfunds Group 2 Reflects net revenues of the APAC division and includes revenues related to the Asia Pacific region recognized in the Investment Bank and International Wealth Management 3 Client assets is a broader measure than assets under management as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes 4 Dealogic as of September 30, 2020 (APAC excl. Japan and onshore China among international banks) 5 At constant 2Q20 spot FX rates

CREDIT SUISSE

October 29, 2020

18

The integrated Investment Bank division is delivering improving returns

Strong results across all segments in volatile market conditions…



Adjusted RoRC†
9%
14%
+18%
Net revenues[1]
in USD mn
6,239
7,381
Advisory
429
446
+4%
Capital Markets
1,430
1,696
+19%
Equity S&T
1,762
2,016
+14%
Fixed Income S&T
2,585
3,478
+35%
9M19
9M20
Adj. PTI
in USD mn
1,007
1,525

…underpinned by momentum in market leading franchises…

Fixed Income Sales & Trading	**#1** Structured Credit[2]	**#2** Asset Finance[3]
Equity Sales & Trading	**Top 5** Cash Equities[4]	**+19 bps** Prime Svs. RoA[5]
Capital Markets	**#1** SPAC IPOs[6]	**#2** Sponsors Lev Fin[6]
Advisory	**+40 bps** Completed M&A Share[6]	**Top 6** Announced M&A[7]

…with client-centric strategic initiatives in place to fuel growth

- Maintain capital discipline and optimize fungibility; expect >USD 100 mn of gross savings from restructuring program
- Defend leading capital markets franchises
- Pivot loan portfolio toward energy transition to support sustainability
- Grow Advisory business
- Design ESG products for Corporates and Investors
- Position for industry shift towards Private Markets

Note: Adjusted results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All market rankings/share references reflect 9M20 performance unless otherwise noted. Percentage and bps change based on 9M20 YoY † RoRC is a non-GAAP financial measure, see Appendix
1 Total net revenues include Other revenues of USD 33 mn in 9M19 and USD (255) mn in 9M20 2 Bloomberg as of September 30, 2020 3 Thomson Reuters as of September 30, 2020 4 Third Party competitive analysis as of 2020 5 Return on Assets; Leverage based on period average 6 Dealogic as of September 30, 2020 based on fees (AMER and EMEA only) 7 Dealogic as of September 30, 2020 based on volumes (AMER and EMEA only)

CREDIT SUISSE October 29, 2020 19

 Detailed Financials  20  October 29, 2020

Results Overview

Credit Suisse Group in CHF mn unless otherwise specified	3Q20	2Q20	3Q19	Δ 3Q19	9M20	9M19	Δ 9M19
Net revenues	**5,198**	**6,194**	**5,326**	(2)%	**17,168**	**16,294**	5%
o/w Wealth Management-related[1]	3,164	3,548	3,596	(12)%	10,478	10,630	(1)%
o/w Investment Bank in USD mn	2,245	2,981	2,023	11%	7,381	6,239	18%
Provision for credit losses	**94**	**296**	**72**		**958**	**178**	
o/w CECL-related	(55)	130			380		
Total operating expenses	**4,301**	**4,347**	**4,112**	5%	**12,655**	**12,610**	-
Pre-tax income	**803**	**1,551**	**1,142**	(30)%	**3,555**	**3,506**	1%
Income tax expense	258	391	256		539	934	
Effective tax rate	32%	25%	22%		15%	27%	
Net income attributable to shareholders	**546**	**1,162**	**881**	(38)%	**3,022**	**2,567**	18%
Return on tangible equity‡	5%	11%	9%		10%	9%	
Diluted earnings per share in CHF	0.22	0.46	0.34	(35)%	1.20	0.99	21%

Adjusted and excluding InvestLab transfer and Pfandbriefbank revaluation in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19	9M20	9M19	Δ 9M19
Net revenues	5,198	6,060	4,999	4%	16,766	15,862	6%
o/w Wealth Management-related[1]	3,164	3,414	3,269	(3)%	10,076	10,173	(1)%
Pre-tax income	1,087	1,481	843	29%	3,514	3,188	10%

Note: Adjusted results and results excluding significant items are non-GAAP financial measures. For further details and reconciliation information, see Appendix. 2Q20 reported results include a gain related to the equity investment revaluation of Pfandbriefbank. 1Q20 and 3Q19 reported results include the gains related to the transfer of the InvestLab fund platform to Allfunds Group
‡ RoTE is a non-GAAP financial measure, see Appendix; RoTE figures are rounded up or down to the nearest whole number 1 Includes SUB, IWM and APAC

CREDIT SUISSE October 29, 2020 21

Strong capital generation and RWA reduction results in CET1 ratio of 13.0%

CET1 ratio in %



12.7%
1.0%
0.3%
(0.6)%
(0.4)%
0.5%
(0.4)%
13.0%
Capital payout[1] (0.3)%
CET1 taxes (0.1)%
Other[2] (0.2)%
4Q19
1H20
3Q20
Pre-tax income
Other CET1 capital movements
1H20
3Q20
Business usage[3]
Basel III & External methodology changes[4]
3Q20

290	**Risk-weighted assets** in CHF bn	**285**
290	**Risk-weighted assets excl. FX** in CHF bn	**297**

Key messages

- CET1 ratio increased by ~50 bps vs. 2Q20 to 13.0%; up ~30 bps vs. 4Q19
- Continued strong capital generation in 3Q20, with pre-tax income contributing ~30 bps to CET1 ratio increase
- RWA reduction in the quarter reflects fall in the USD vs. CHF, optimization of Corporate Bank lending by the Investment Bank and reduction in COVID-driven increases in market risk and CVA usage
- Expect ~CHF 3 bn of RWA inflation in 4Q20 due to external methodology changes (mainly from the phase-in of SA-CCR)

Capital distribution

- Intend to maintain a CET1 ratio of >12%[5]
- Board recommends to the EGM on November 27, 2020 that shareholders approve payout of the second half of the 2019 dividend of CHF 0.1388 per share
- We continue to accrue for a dividend for 2020 in line with our guidance of at least 5% growth per annum; CHF 574 mn accrued in the first nine months of 2020
- Board has approved a share buyback program of up to CHF 1.5 bn for 2021, with at least CHF 1.0 bn expected for the full year[6]. Share purchases are expected to start in January 2021

1 Includes quarterly dividend accrual and CHF 325 mn share buybacks executed up to March 13, 2020 2 Includes impacts from other regulatory CET1 adjustments, FX and hedging costs 3 Includes impacts from internal model & parameter updates 4 Includes impacts from methodology & policy changes and external model & parameter updates 5 Before final impact of Basel III reforms, subject to market and economic conditions 6 Subject to market and economic conditions

CREDIT SUISSE October 29, 2020 22

   23  October 29, 2020  CET1 leverage ratio stable at 4.5%1; Tier 1 leverage ratio increased to 6.3%1  1 In 2Q20 and 3Q20 leverage exposure excludes CHF 104 bn and CHF 110 bn, respectively, of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as required by FINMA 2 Calculated using a three-month average, which is calculated on a daily basis  Key messagesCET1 leverage ratio stable at 4.5%1:Leverage exposure decrease primarily driven by FX, as the Swiss franc strengthened mainly against the US dollarTier 1 leverage ratio of 6.3%1 improved by 10 bps compared to 2Q20 primarily due to USD 1.5 bn additional tier 1 issuance in August 2020Liquidity Coverage Ratio (LCR) of 190%2, reflecting conservative approach to liquidity management during the COVID-19 pandemic  Leverage exposure1 in CHF bn  6.3%  Tier 1 leverage ratio    6.2%  1  4.5%  CET1 leverage ratio  4.5%  1  1  1  Leverage exposure (incl. CB reserves) in CHF bn    940  837  824    7  SUB, IWM, APAC +7IB -Corp. Ctr. -    (8)  934

TBVPS increase of CHF 1.01 in 9M20 driven by net income generation despite adverse FX impacts

Tangible book value per share (TBVPS)‡
in CHF


15.88
1.24
CHF 3.0 bn generated
(0.08)
0.04
1.81
(1.10)
(0.23)
0.48 net increase from own credit movements during 9M20
(0.78)
0.11
16.89
4Q19
Net income attr. to shareholders
Capital distribution[1]
Share based comp.[2]
1Q20
2Q20
3Q20
Own credit movements[3]
FX
Other[4]
3Q20

Key messages

- TBVPS‡ increased by CHF 1.01 during 9M20, with net income attributable to shareholders contributing CHF 1.24
- Increase in TBVPS‡ as a result of widening credit spreads during 1Q20 mostly reversed during 2Q20 and 3Q20
- Adverse FX impact resulting from the strengthening of the Swiss franc, mainly against the US dollar
- 3Q20 TBVPS‡ broadly unchanged QoQ at CHF 16.89 vs. 17.03 at the end of 2Q20

‡ Tangible book value per share (TBVPS) is a non-GAAP financial measure, see Appendix 1 Reflects impact from share buybacks up to March 13, 2020 and the payment of the first half of the 2019 dividend in May 2020 2 Reflects net impact of settlements of share-based compensation awards and quarterly share plan accruals 3 Reflects impact on tangible shareholders' equity from own credit movements via other comprehensive income and tax expenses related to own credit movements 4 Includes the impact from amortization of accumulated losses in other comprehensive income related to pension plan re-measurements and the cumulative effect of accounting changes

CREDIT SUISSE October 29, 2020 24

Update on progress of our restructuring program

Restructuring expenses
in CHF mn



107
~200-300
~300-400
3Q20 actuals
Remainder of restructuring program
Total expected restructuring expenses



~250-300
~400-450
Expected gross savings in 2021
Expected gross savings from 2022 onwards

- Incurred CHF 107 mn of restructuring expenses during 3Q20, out of an expected total of ~CHF 300-400 mn over the duration of the program
  - Restructuring expenses in 3Q20 primarily taken in SUB, IB and IWM, mainly related to redundancy expenses
  - Expect restructuring charges for 4Q20 to be of a similar size as in 3Q20; restructuring program expected to be completed by the end of 2Q21
- Anticipate to generate ~CHF 400-450 mn of gross savings from 2022 onwards
- Allow for reinvestment in full of gross savings, subject to market and economic conditions
- Expect 2020 full year adjusted operating expenses to be at the upper end of CHF 16.0-16.5 bn, depending on final variable compensation awards

CREDIT SUISSE October 29, 2020 25

Lower allowance for credit losses as a result of net write-offs and exposure reductions



Allowance for credit losses[1]
in CHF mn
Provision for credit losses – Specific provisions
Provision for credit losses – CECL
CECL adoption impact[2]
End-4Q19
1,223
72
1,151
568
263
305
(55)
Specific provisions
Non-specific
1,736
813
923
296
166
130
(31)
Specific provisions
Non-specific
2,001
949
1,052
149
(55)
CHF 94 mn of provision for credit losses in 3Q20
(135)
Specific provisions
Non-specific
1,960
993
967
ACL as of Jan 1, 2020[1]
Provision for credit losses
Net write-offs & Other[3]
ACL as of end-1Q20[1]
Provision for credit losses
Net write-offs & Other[4]
ACL as of end-2Q20[1]
Specific provisions
CECL
Net write-offs & Other[5]
ACL as of end-3Q20[1]

ACL = Allowance for credit losses 1 Includes the allowance for credit losses on financial assets held at amortized cost and provisions for off-balance sheet credit exposures 2 Impact of CECL adoption on January 1, 2020 excluding impact from fair value election 3 Includes net write-offs of CHF (51) mn, FX translation impact and other adjustment items of CHF (13) mn, including CECL impact of CHF (4) mn, and provision for interest of CHF 9 mn 4 Includes net write-offs of CHF (33) mn, FX translation impact and other adjustment items of CHF (14) mn, including CECL impact of CHF (1) mn, and provision for interest of CHF 16 mn 5 Includes net write-offs of CHF (100) mn, FX translation impact and other adjustment items of CHF (37) mn, including CECL impact of CHF (30) mn, and provision for interest of CHF 2 mn

CREDIT SUISSE October 29, 2020 26

   27  October 29, 2020  Credit Suisse’s comparative reserves against wholesale exposures of international peers  Source: Company filingsNote: Ratios based on local currency 1 Includes specific and portfolio based allowances for credit losses as % of gross loans for wholesale businesses. CS includes the Investment Bank. Peers include Bank of America, Barclays, Citigroup and JP Morgan. Bank of America includes Commercial, Barclays includes Wholesale International, Citigroup includes Corporate, JP Morgan includes Wholesale  Wholesale – Allowance for loan losses as % of loans1 (excluding fair value and held-for-sale loans)

Swiss Universal Bank

Resilient PTI driven by strong transaction revenues; renewed NNA growth

Adjusted key financials excl. significant items

in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19
Net revenues	1,294	1,340	1,282	1%
Provision for credit losses	52	28	28	
o/w CECL-related	(36)	7		
Total operating expenses	771	790	783	(2)%
Pre-tax income	**471**	**522**	**471**	-
Cost/income ratio	**60%**	**59%**	**61%**	
Return on regulatory capital†	**15%**	**17%**	**15%**	

Key metrics

in CHF bn		3Q20	2Q20	3Q19	Δ 3Q19
PC	Net margin in bps	46	42	42	4
PC	Net new assets	2.0	(1.6)	(0.6)	
PC	Assets under management	205	202	214	(4)%
PC	Mandate penetration	36%	36%	33%	
	Net loans	174	174	172	2%
	Risk-weighted assets	82	86	82	-
	Leverage exposure	295	293	284	4%

Key messages

- Stable 3Q20 pre-tax income of CHF 471 mn
- Net revenues up 1% driven by strong transaction-based revenues, partially offset by lower recurring revenues
- Operating expenses down 2%; continued investments in our digital offering are offset by ongoing cost discipline. Reported operating expenses increased 4%, driven by CHF 41 mn of restructuring expenses (mainly from the planned integration of NAB)

Private Clients

- Net revenues up 1%, driven by higher transaction-based revenues, partially offset by lower recurring revenues primarily from our investment in Swisscard
- Solid NNA of CHF 2.0 bn with contributions from all businesses

Corporate & Institutional Clients

- Net revenues up 1%, driven by strong investment banking and GTS revenues, partially offset by lower net interest income
- Provision for credit losses driven by a single case, partially offset by a CECL-related release mainly from an improved macroeconomic outlook
- NNA of CHF 3.5 bn with stable contribution from our pension fund business

Note: All financial numbers presented and discussed are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19 and the gain related to the equity investment revaluation of Pfandbriefbank in 2Q20, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE October 29, 2020 28

Swiss Universal Bank

Last 3 third quarters – Adjusted results excluding significant items

Net revenues in CHF mn



1,294
1,282
1,294
3Q18
3Q19
3Q20

Cost/income ratio



60%
61%
60%
3Q18
3Q19
3Q20

Assets under management in CHF bn



570
639
646
3Q18
3Q19
3Q20

Pre-tax income in CHF mn



487
471
471
3Q18
3Q19
3Q20

Return on regulatory capital†



16%
15%
15%
3Q18
3Q19
3Q20

SUB PC net margin in bps



44
42
46
3Q18
3Q19
3Q20

Note: For details on calculations see under 'Notes' in the Appendix. All financial numbers presented and discussed are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19 and the gain related to the equity investment revaluation of Pfandbriefbank in 2Q20, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE

October 29, 2020

29

International Wealth Management

PTI reflects strong transaction revenues, more than offset by USD weakness and lower rates; strong NNA growth

Adjusted key financials excl. significant items

in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19
Net revenues	1,142	1,266	1,304	(12)%
Provision for credit losses	12	34	14	
o/w CECL-related	7	(3)		
Total operating expenses	862	924	906	(5)%
Pre-tax income	**268**	**308**	**384**	(30)%
Cost/income ratio	**75%**	**73%**	**69%**	
Return on regulatory capital†	**19%**	**23%**	**27%**	

Key metrics

in CHF bn		3Q20	2Q20	3Q19	Δ 3Q19
PB	Net margin in bps	27	27	30	(3)
PB	Net new assets	6.9	1.8	3.6	
PB	Assets under management	352	345	365	(4)%
PB	Number of RM	1,130	1,170	1,170	(3)%
	Net loans	53	51	55	(4)%
	Net new assets AM	5.0	4.1	5.9	
	Risk-weighted assets	45	47	44	1%
	Leverage exposure	105	103	102	3%

Key messages

- PTI of CHF 268 mn on lower investment income in AM and adverse market impacts in PB; adverse FX impact on PTI of CHF 28 mn
- Strong NNA of CHF 11.9 bn, of which CHF 6.9 bn in PB
- Operating expenses down 5%; reported operating expenses include restructuring costs of CHF 29 mn, of an expected full year total of ~CHF 75 mn, related to targeted gross savings of ~CHF 80 mn in 2021, of which ~CHF 50 mn expected in Asset Management

Private Banking

- PTI of CHF 236 mn amid lower interest rates and FX movements; adjusting for an adverse FX impact of CHF 30 mn, PTI down 2%
- Net revenues declined 8% mainly due to adverse impact from lower interest rates; revenues are stable excluding the negative FX impact of CHF 68 mn
- Strong business growth in PB with NNA of CHF 6.9 bn at an 8% annualized growth rate and net new loans of CHF 1.9 bn
- Increased transaction revenues with higher brokerage fees and GTS revenues
- Lower net interest income mostly reflected lower USD rates (~CHF 25 mn); recurring commissions & fees impacted by lower AuM; fees stabilized QoQ

Asset Management

- PTI of CHF 32 mn driven by lower performance & placement fees and investment losses; 3Q19 included a sale gain of a PE investment of a fund
- Investment losses were recorded in real estate funds, partially offset by a further recovery of losses recorded in 1Q20, especially in credit funds
- NNA of CHF 5.0 bn primarily from Index Solutions and Fixed Income

Note: All financial numbers presented and discussed are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE October 29, 2020 30

International Wealth Management

Last 3 third quarters – Adjusted results excluding significant items

Net revenues in CHF mn



1,245
1,304
1,142
3Q18
3Q19
3Q20

Cost/income ratio



68%
69%
75%
3Q18
3Q19
3Q20

Assets under management[1] in CHF bn



772
791
791
3Q18
3Q19
3Q20

Pre-tax income in CHF mn



387
384
268
3Q18
3Q19
3Q20

Return on regulatory capital†



29%
27%
19%
3Q18
3Q19
3Q20

IWM PB net margin in bps



31
30
27
3Q18
3Q19
3Q20

Note: For details on calculations see under 'Notes' in the Appendix. All financial numbers presented and discussed are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix 1 Before elimination of assets managed by Asset Management on behalf of IWM PB clients

CREDIT SUISSE
October 29, 2020
31

Asia Pacific

Resilient results despite adverse FX impact

Adjusted key financials excl. significant items

in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19
Net interest income	257	261	293	(12)%
Recurring commissions & fees	85	80	96	(11)%
Transaction-based	386	466	293	32%
Other revenues	-	1	1	
Net revenues	728	808	683	7%
Provision for credit losses	45	86	20	
o/w CECL-related	9	7		
Total operating expenses	504	526	491	3%
Pre-tax income	**179**	**196**	**172**	4%
Cost/income ratio	**69%**	**65%**	**72%**	
Return on regulatory capital†	**20%**	**20%**	**16%**	

Key metrics

in CHF bn	3Q20	2Q20	3Q19	Δ 3Q19
Net margin in bps	33	38	32	1
Net new assets	2.2	4.5	1.7	
Assets under management	219	216	217	1%
Number of RM	600	620	610	(2)%
Net loans	38	40	46	(17)%
Risk-weighted assets	27	29	34	(21)%
Leverage exposure	74	79	83	(11)%

Key messages

- Pre-tax income of CHF 179 mn up 4%, despite negative FX impacts of CHF 21 mn
- RoRC† of 20% with provision for credit losses of CHF 45 mn, down from CHF 86 mn in 2Q20
- NNA of CHF 2.2 bn for the quarter and NNA of CHF 9.7 bn for 9M20
- Net revenues increased 7%, despite an adverse FX impact of CHF 58 mn
  - Net interest income declined 12%, driven by compressed margins on deposits and lower lending volumes as clients deleveraged in 1H20
  - Recurring commissions & fees are down 11%, mainly reflecting lower investment product management and banking services fees
  - 32% increase in transaction-based revenues reflecting strong client activity, higher revenues from GTS as a result of strong APAC performance and increased cross-divisional collaboration, and increased ECM activity, partially offset by lower financing revenues
- Provision for credit losses of CHF 45 mn is mainly related to a single case
- Operating expenses increased 3%, mainly from higher variable compensation, reflecting improved performance; beneficial FX impact on expenses of CHF 34 mn
- Stabilized lending position on an FX constant basis in 3Q20 after client deleveraging in 1H20
- RWA decreased from 2Q20 mainly reflecting lower business usage; leverage exposure decreased driven mainly by currency movements

Note: All financial numbers presented and discussed are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. 3Q20, 2Q20 and 3Q19 results include MtM losses of CHF (37) mn (net of CHF (10) mn of hedges), CHF (44) mn (net of CHF (72) mn of hedges) and CHF (39) mn (net of CHF (19) mn of hedges), respectively. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE October 29, 2020 32

Asia Pacific

Last 3 third quarters – Adjusted results excluding significant items

Net revenues in CHF mn



642
683
728
3Q18
3Q19
3Q20

Cost/income ratio



76%
72%
69%
3Q18
3Q19
3Q20

Assets under management in CHF bn



205
217
219
3Q18
3Q19
3Q20

Pre-tax income in CHF mn



154
172
179
3Q18
3Q19
3Q20

Return on regulatory capital†



16%
16%
20%
3Q18
3Q19
3Q20

APAC net margin in bps



30
32
33
3Q18
3Q19
3Q20

Note: For details on calculations see under 'Notes' in the Appendix. All financial numbers presented and discussed are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. 3Q20 and 3Q19 results include MtM losses of CHF (37) mn (net of CHF (10) mn of hedges) and CHF (39) mn (net of CHF (19) mn of hedges), respectively † RoRC is a non-GAAP financial measure, see Appendix

CREDIT SUISSE October 29, 2020 33

Investment Bank

Strong revenue growth driving higher returns YoY

Adjusted key financials

in USD mn	3Q20	2Q20	3Q19	Δ 3Q19
Fixed income S&T	921	1,337	834	10%
Equity S&T	588	623	560	5%
Capital markets[1]	708	925	465	52%
Advisory and other fees	117	185	165	(29)%
Other[2]	(89)	(89)	(1)	
Net revenues	2,245	2,981	2,023	11%
Provision for credit losses	(16)	148	19	
o/w CECL-related	(37)	122		
Total operating expenses	1,797	1,854	1,693	6%
Pre-tax income	**464**	**979**	**311**	49%
Cost/income ratio	**80%**	**62%**	**84%**	
Return on regulatory capital†	**13%**	**27%**	**8%**	

Key metrics

in USD bn	3Q20	2Q20	3Q19	Δ 3Q19
Risk-weighted assets	90	91	88	1%
Leverage exposure	365	343	337	8%

Key messages

- Pre-tax income of USD 464 mn, up 49% resulting in RoRC† of 13%; results reflect constructive market conditions and higher client activity, notably in Asia
- Robust capital markets activity reflecting significant share gains[3] in ECM, partially offset by lower M&A deal completions
- Strong GTS performance reflecting higher results across equity derivatives, macro and emerging markets due to increased collaboration and continued momentum with wealth and institutional clients
- Higher trading activity reflecting outperformance in securitized products and higher cash and prime results, particularly in Asia
- Provision for credit losses declined vs. 2Q20 reflecting a release of CECL reserves due to exposure reductions in the Corporate Bank
- Operating expenses increased 6% mainly driven by higher variable compensation accruals. Reported operating expenses in 3Q20 include restructuring costs of USD 36 mn
- Leverage exposure increased QoQ due to higher cash inflows and some increase in COVID-related buffers; Investment Bank capital utilization at 33% of Group total[4] as of 3Q20

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. 3Q20 and 2Q20 reported results include MtM gains of USD 23 mn and USD 216 mn, respectively, in Leveraged Finance. All percentage changes and comparative descriptions refer to year on year measurements unless otherwise specified † RoRC is a non-GAAP financial measure, see Appendix 1 Includes DCM and ECM 2 Other revenues include treasury funding costs and changes in the carrying value of certain investments 3 Dealogic as of September 30, 2020 (Americas and EMEA only) 4 Based on the average of 10% of RWA and 3.5% of leverage exposure from Group total (Group leverage exposure without the temporary exclusion of cash held at central banks)

CREDIT SUISSE October 29, 2020 34

Investment Bank

Last 3 third quarters – Adjusted results

Fixed income Sales & Trading in USD mn


538
834
921
3Q18
3Q19
3Q20

Equity Sales & Trading in USD mn


495
560
588
3Q18
3Q19
3Q20

Pre-tax income in USD mn


180
311
464
3Q18
3Q19
3Q20

Capital markets[1] in USD mn


551
465
708
3Q18
3Q19
3Q20

Advisory and other fees in USD mn


236
165
117
3Q18
3Q19
3Q20

Return on regulatory capital†


5%
8%
13%
3Q18
3Q19
3Q20

Note: For details on calculations see under 'Notes' in the Appendix. All financial numbers presented and discussed are adjusted, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix. 3Q20 reported results include MtM gains of USD 23 mn in Leveraged Finance † RoRC is a non-GAAP financial measure, see Appendix 1 Includes DCM and ECM

CREDIT SUISSE October 29, 2020 35

 CEO Summary  36  October 29, 2020

   37  October 29, 2020  Shareholder value creation through continued improving returns and higher TBVPS  Return on tangible equity (RoTE)‡ and tangible book value per share (TBVPS)‡  ‡  ‡    ‡ Return on tangible equity (RoTE) and Tangible book value per share (TBVPS) are non-GAAP financial measures, see Appendix  Dec-18  Dec-19  Sep-20    Dec-17

We have a clear strategy to achieve our medium-term RoTE ambition of 10-12%

9M20 adjusted excl. significant items


Pre-tax income
in CHF mn
RoRC†
IWM
866
21%
APAC
568
20%
SUB
1,500
16%
WM-related
18%
IB
1,442
14%

Corporate Center pre-tax loss, adjustments & significant items

9M20 RoTE‡ of 9.8%

Medium-term ambition


RoRC†
WM-related
20-25%
IB
10-15%

Corporate Center pre-tax loss <CHF 1.0 bn

10% - 12% medium-term RoTE‡ ambition[1]

Note: Adjusted results and results excluding significant items are non-GAAP financial measures. For further details and reconciliation information, see Appendix † RoRC is a non-GAAP financial measure, see Appendix
‡ RoTE is a non-GAAP financial measure, see Appendix 1 In a normalized environment, subject to market and economic conditions

CREDIT SUISSE October 29, 2020 38

   October 29, 2020  Financial ambitions  39  RoTE‡  10-12%1(medium-term)  CET1 ratio  >12%2   Capital distribution  The second half of the 2019 dividend of CHF 0.2776 per share proposed for approval by shareholders at the EGM on November 27, 20204  Sustainable ordinary dividendexpected to increase byat least 5% per annum  CET1 leverage ratio    ~4%3  2020  2021  ‡ RoTE is a non-GAAP financial measures, see Appendix 1 In a normalized environment, subject to market and economic conditions 2 Before final impact of Basel III reforms, subject to market and economic conditions 3 By end-2020, subject to market and economic conditions; including cash held at central banks 4 Ex-dividend date December 3, 2020, record date December 4, 2020 and payment from December 7, 2020 5 Subject to market and economic conditions  Expect to distribute at least 50% of net income1 in 2021  Share buyback program for 2021of up to CHF 1.5 bn approved withat least CHF 1.0 bn expected for the full year5

   Expected total capital distribution in 2020 and 2021  40  1 Estimated amount; subject to EGM approval 2 Dividend distribution including dividend equivalents for share awards 3 Share buybacks of CHF 325 mn executed up to March 13, 2020 4 Reflecting a dividend per share increase of at least 5%; subject to final results, Board of Directors and AGM approval; final amount is subject to share count at ex-dividend date 5 The Board of Directors has approved share buybacks for 2021 of up to CHF 1.5 bn with at least CHF 1.0 bn expected for the full year; intention to start in January 2021 6 Subject to market and economic conditions  October 29, 2020  Expected total capital distribution in 2020 in CHF  719 mn  325 mn  ~765 mn4  3  5  2nd half  1st half  At least 1.0 bn andup to 1.5 bn approved   Expected total capital distribution in 20216 in CHF  Total of ~CHF 1 bn paid and payableto shareholders in 2020  Total of ~CHF 1.8-2.3 bn payableto shareholders in 2021  2  2

 Appendix  41  October 29, 2020

Swiss Universal Bank
Private Clients and Corporate & Institutional Clients

Private Clients Adjusted key financials excl. significant items

in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19
Net interest income	396	400	387	2%
Recurring commissions & fees	199	179	213	(7)%
Transaction-based	106	126	93	14%
Other revenues	(1)	(3)	(1)	
Net revenues	700	702	692	1%
Provision for credit losses	5	28	14	
o/w CECL-related	(6)	14		
Total operating expenses	459	464	451	2%
Pre-tax income	**236**	**210**	**227**	4%
Cost/income ratio	**66%**	**66%**	**65%**	

Key metrics

in CHF bn	3Q20	2Q20	3Q19	Δ 3Q19
Net margin in bps	46	42	42	4
Net new assets	2.0	(1.6)	(0.6)	
Mandate penetration	36%	36%	33%	
Assets under management	205	202	214	(4)%
Number of RM	1,310	1,330	1,280	2%

C&IC Adjusted key financials excl. significant items

in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19
Net interest income	258	277	271	(5)%
Recurring commissions & fees	168	168	165	2%
Transaction-based	175	210	165	6%
Other revenues	(7)	(17)	(11)	
Net revenues	594	638	590	1%
Provision for credit losses	47	–	14	
o/w CECL-related	(30)	(7)		
Total operating expenses	312	326	332	(6)%
Pre-tax income	**235**	**312**	**244**	(4)%
Cost/income ratio	**53%**	**51%**	**56%**	

Key metrics

in CHF bn	3Q20	2Q20	3Q19	Δ 3Q19
Net new assets	3.5	1.6	6.3	
Assets under management	441	427	425	4%
Number of RM	480	480	520	(8)%

Note: All financial numbers presented are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19 and the gain related to the equity investment revaluation of Pfandbriefbank in 2Q20, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE

October 29, 2020

42

International Wealth Management
Private Banking and Asset Management

Private Banking Adjusted key financials excl. significant items

in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19
Net interest income	302	313	354	(15)%
Recurring commissions & fees	272	273	299	(9)%
Transaction- and perf.-based	259	320	252	3%
Other revenues	3	(1)	(1)	
Net revenues	836	905	904	(8)%
Provision for credit losses	8	32	15	
o/w CECL-related	2	(3)		
Total operating expenses	592	649	618	(4)%
Pre-tax income	**236**	**224**	**271**	(13)%
Cost/income ratio	**71%**	**72%**	**68%**	

AM Adjusted key financials excl. significant items

in CHF mn	3Q20	2Q20	3Q19	Δ 3Q19
Management fees	261	251	282	(7)%
Performance & placement rev.	40	48	89	(55)%
Investment & partnership income	5	62	29	(83)%
Net revenues	306	361	400	(24)%
Provision for credit losses	4	2	(1)	
o/w CECL-related	5	-		
Total operating expenses	270	275	288	(6)%
Pre-tax income	**32**	**84**	**113**	(72)%
Cost/income ratio	**88%**	**76%**	**72%**	

Key metrics

in CHF bn	3Q20	2Q20	3Q19	Δ 3Q19
Net margin in bps	27	27	30	(3)
Net new assets	6.9	1.8	3.6	
Assets under management	352	345	365	(4)%
Mandate penetration	34%	34%	34%	
Net loans	53	51	55	(4)%
Number of RM	1,130	1,170	1,170	(3)%

Key metrics

in CHF bn	3Q20	2Q20	3Q19	Δ 3Q19
Net new assets	5.0	4.1	5.9	
Assets under management	439	424	426	3%

Note: All financial numbers presented are adjusted and exclude the gain related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE
October 29, 2020
43

Wealth Management businesses
NNA generation



SUB PC NNA in CHF bn
(0.6)
(0.5)
(4.2)
(1.6)
2.0
3Q19
4Q19
1Q20
2Q20
3Q20

NNA growth (annualized)

3Q19	4Q19	1Q20	2Q20	3Q20
(1)%	(1)%	(8)%	(3)%	**4%**



IWM PB NNA in CHF bn
3.6
0.6
3.7
1.8
6.9
3Q19
4Q19
1Q20
2Q20
3Q20

NNA growth (annualized)

3Q19	4Q19	1Q20	2Q20	3Q20
4%	1%	4%	2%	**8%**



APAC NNA in CHF bn
1.7
0.7
3.0
4.5
2.2
3Q19
4Q19
1Q20
2Q20
3Q20

NNA growth (annualized)

3Q19	4Q19	1Q20	2Q20	3Q20
3%	1%	5%	9%	**4%**

CREDIT SUISSE
October 29, 2020
44

Wealth Management businesses
Net and gross margins

SUB PC Adj net margin excl. sign. items in bps



42
41
53
42
46
3Q19
4Q19
1Q20
2Q20
3Q20

Adj gross margin excl. sign. items in bps



129
132
146
140
138
3Q19
4Q19
1Q20
2Q20
3Q20

IWM PB Adj net margin excl. sign. items in bps



30
29
37
27
27
3Q19
4Q19
1Q20
2Q20
3Q20

Adj gross margin excl. sign. items in bps



99
104
114
107
96
3Q19
4Q19
1Q20
2Q20
3Q20

APAC Adj net margin excl. sign. items in bps



32
37
36
38
33
3Q19
4Q19
1Q20
2Q20
3Q20

Adj gross margin excl. sign. items in bps



127
137
152
155
135
3Q19
4Q19
1Q20
2Q20
3Q20

	SUB PC 3Q19	SUB PC 4Q19	SUB PC 1Q20	SUB PC 2Q20	SUB PC 3Q20	IWM PB 3Q19	IWM PB 4Q19	IWM PB 1Q20	IWM PB 2Q20	IWM PB 3Q20	APAC 3Q19	APAC 4Q19	APAC 1Q20	APAC 2Q20	APAC 3Q20
Adjusted net revenues excl. significant items in CHF mn	692	715	769	702	**700**	904	962	1,017	905	**836**	683	750	810	808	**728**
Adjusted pre-tax income excl. significant items in CHF mn	227	222	279	210	**236**	271	271	329	224	**236**	172	201	193	196	**179**
Average AuM in CHF bn	215	217	211	200	**204**	365	371	358	338	**347**	215	219	214	208	**216**

Note: For details on calculations see under 'Notes' at the end of this Appendix. All financial numbers presented and discussed are adjusted and exclude the gains related to the transfer of the InvestLab fund platform to Allfunds Group in 3Q19 and 1Q20, the gain related to the equity investment revaluation of SIX in 4Q19 and the gain related to the equity investment revaluation of Pfandbriefbank in 2Q20, unless otherwise stated. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE October 29, 2020 45

Corporate Center

Corporate Center Key financials

in CHF mn	3Q20	2Q20	3Q19
Treasury results	(53)	(228)	(273)
Asset Resolution Unit	(33)	(38)	(44)
Other[1]	73	50	41
Net revenues	(13)	(216)	(276)
Provision for credit losses	(1)	5	(9)
Compensation and benefits	136	128	72
G&A expenses	220	184	167
Commission expenses	19	20	15
Restructuring expenses	2	-	-
Total other operating expenses	241	204	182
Reported total operating expenses	377	332	254
(-) Restructuring expenses	(2)	-	-
(-) Major litigation provisions	(132)	(69)	(28)
Adjusted total operating expenses	243	263	226
Reported pre-tax income / (loss)	**(389)**	**(553)**	**(521)**
Adjusted pre-tax income / (loss)	**(255)**	**(484)**	**(493)**

Corporate Center Key metrics

in CHF bn	3Q20	2Q20	3Q19
Total assets	118	134	109
Risk-weighted assets	49	52	54
Leverage exposure	15[2]	37[3]	117

ARU within Corp. Ctr. Key financials

in CHF mn unless otherwise specified	3Q20	2Q20	3Q19
Net revenues	(33)	(38)	(44)
Provision for credit losses	(2)	(2)	(9)
Total operating expenses	37	39	59
Pre-tax income / (loss)	**(68)**	**(75)**	**(94)**
Risk-weighted assets in USD bn	10	11	11
RWA excl. operational risk in USD bn	10	10	9
Leverage exposure in USD bn	21	20	23

Note: Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix
1 'Other revenues' primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group's RWAs and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees 2 Excludes CHF 110 bn of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as required by FINMA 3 Excludes CHF 104 bn of central bank reserves, after adjusting for the dividend paid in 2Q20 and the planned dividend payment in 4Q20 as required by FINMA

CREDIT SUISSE October 29, 2020 46

Reinvigorated positive operating leverage

Operating leverage[1]
in CHF terms; adjusted results excl. significant items



+23% +21% +10% +6% +7% +7% +12% +7% +7% (1)% (1)% (1)% +1% +8% +8% +6%
4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20

1 Operating leverage is measured as YoY revenue growth minus YoY total operating expense growth. Data are on an adjusted basis and excluding significant items. Significant items include the gains related to the InvestLab transfer to Allfunds Group in 3Q19 and 1Q20, the revaluation gain of our equity investment in SIX Group in 4Q19 and the revaluation gain related to the Pfandbriefbank in 2Q20. Results excluding items included in our reported results are non-GAAP financial measures. For further details and reconciliation information, see Appendix

CREDIT SUISSE
October 29, 2020
47

Our loan book is highly collateralized with a majority originated in Switzerland

Group gross loans by measurement approach



4%
11%
CHF 293 bn[1]
85%
Held at amortized cost – collateralized
Held at amortized cost – uncollateralized
Held at fair value

SUB share of Group gross loans



Other divisions
40%
CHF 293 bn[1]
SUB
60%

- **85%** of Group loans are collateralized loans held at amortized costs
- SUB accounts for **60%** of Group gross loans; Switzerland has historically had a low credit loss experience compared to other regions[2]

Source: SNL, Company filings
1 Group gross loans per 3Q20 2 Based on provision for credit losses over average loan ratio of banks in Switzerland, the U.S., the UK and Europe (2006 to 1H20 average). Banks in Switzerland include Banque Cantonale Vaudoise, Credit Suisse, UBS; banks in the U.S. include Bank of America, Citigroup, JP Morgan, Wells Fargo; banks in the UK include Barclays, Lloyds, RBS; banks in Europe include ABN Amro, BBVA, BNP Paribas, Commerzbank, Crédit Agricole, Deutsche Bank, Erste Group, ING Group, Intesa Sanpaolo, KBC, Nordea, Santander, Société Générale, Unicredit

CREDIT SUISSE October 29, 2020 48

 49  October 29, 2020  Further reduction of Oil & Gas exposure; QoQ increase in LevFin exposure amid resumed acquisition activity   Oil & Gas exposure1in USD bn  Leveraged Finance exposure2in USD bn  (24)%  (47)%  1 Oil & Gas net lending exposure in Corporate Bank 2 Represents non-Investment Grade underwriting exposure  11.7  7.3  7.7  2.9Non-IG  4.8IG  3.0  7.5  3.4Non-IG  3.1Non-IG  4.1IG  6.9  3.8IG  6.2

 50  October 29, 2020  High-level overview of changes to reporting units following organizational update  As per restatement presentation on October 8, 2020

Return on regulatory capital under old and new calculation methodology

in CHF unless otherwise noted	RoRC – New methodology[1] (average concept / 25% tax rate)		RoRC – Old methodology[2] (worst-of concept / 25% tax rate)	
	3Q20	9M20	3Q20	9M20
SUB	13.8%	17.5%	12.5%	15.9%
IWM	15.7%	26.4%	14.1%	23.6%
APAC	19.4%	20.5%	18.9%	19.7%
IB in USD	11.4%	13.3%	9.8%	11.6%
CS Group[3]	**8.3%**	**12.0%**	**8.2%**	**11.8%**

1 Regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the average of 10% of average RWA and 3.5% of average leverage exposure 2 Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 25% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure 3 For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20

CREDIT SUISSE October 29, 2020 51

Currency mix & Group capital metrics

Credit Suisse Group results

Group results	3Q20 LTM in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	23,358	25%	51%	10%	3%	11%
Total expenses[1]	18,589	30%	39%	4%	9%	18%
Swiss Universal Bank						
Net revenues	5,956	78%	15%	4%	1%	2%
Total expenses[1]	3,472	82%	11%	2%	2%	3%
International Wealth Management						
Net revenues	5,521	21%	57%	14%	2%	6%
Total expenses[1]	3,827	44%	27%	9%	8%	12%
Asia Pacific						
Net revenues	3,121	1%	65%	4%	1%	29%
Total expenses[1]	2,329	13%	27%	-%	1%	59%
Investment Bank						
Net revenues	8,936	2%	65%	13%	5%	15%
Total expenses[1]	7,516	3%	60%	5%	17%	15%

Sensitivity analysis on Group results[2]

Applying a +/- 10% movement on the average FX rates for 3Q20 LTM, the sensitivities are:

- USD/CHF impact on 3Q20 LTM pre-tax income by CHF +457 / (457) mn
- EUR/CHF impact on 3Q20 LTM pre-tax income by CHF +148 / (148) mn

Currency mix capital metric[3]



14%
7%
7%
8%
5%
13%
23%
21%
27%
64%
65%
46%
USD
CHF
CET1 capital 4
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **(1.1) bps / +1.3 bps impact** on the **BIS CET1 ratio**

1 Total expenses include provisions for credit losses 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.96 and EUR/CHF of 1.07 for the 3Q20 LTM results 3 Data based on September 2020 month-end currency mix 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE October 29, 2020 52

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/4)

Group in CHF mn	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	9M20	9M19
Net revenues reported	**5,198**	**6,194**	**5,776**	**6,190**	**5,326**	**5,581**	**5,387**	**4,801**	**4,888**	**5,595**	**5,636**	**5,189**	**4,972**	**5,205**	**5,534**	**5,181**	**5,396**	**5,108**	**4,638**	**4,210**	**17,168**	**16,294**
FVoD	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	697	-	-
Real estate gains	-	-	-	(146)	-	(75)	(30)	(12)	(15)	-	(1)	-	-	-	-	(78)	(346)	-	-	(72)	-	(105)
(Gains)/losses on business sales	-	-	-	2	-	-	-	(3)	5	-	(73)	28	-	-	(15)	2	-	-	56	(34)	-	-
Net revenues adjusted	**5,198**	**6,194**	**5,776**	**6,046**	**5,326**	**5,506**	**5,357**	**4,786**	**4,878**	**5,595**	**5,562**	**5,217**	**4,972**	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**17,168**	**16,189**
o/w related to InvestLab transfer	-	-	268	-	327	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	268	327
o/w related to SIX revaluation	-	-	-	498	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	134	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	134	-
Net revenues adj. excl. significant items	**5,198**	**6,060**	**5,508**	**5,548**	**4,999**	**5,506**	**5,357**	**4,786**	**4,878**	**5,595**	**5,562**	**5,217**	**4,972**	**5,205**	**5,519**	**5,105**	**5,050**	**5,108**	**4,694**	**4,801**	**16,766**	**15,862**
Provision for credit losses	**94**	**296**	**568**	**146**	**72**	**25**	**81**	**59**	**65**	**73**	**48**	**43**	**32**	**82**	**53**	**75**	**55**	**(28)**	**150**	**133**	**958**	**178**
Total operating expenses reported	**4,301**	**4,347**	**4,007**	**4,830**	**4,112**	**4,254**	**4,244**	**4,147**	**4,152**	**4,470**	**4,534**	**5,005**	**4,540**	**4,541**	**4,811**	**7,309**	**5,119**	**4,937**	**4,972**	**10,518**	**12,655**	**12,610**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,797)	-	-
Restructuring expenses	(107)	-	-	-	-	-	-	(136)	(171)	(175)	(144)	(137)	(112)	(69)	(137)	(49)	(145)	(91)	(255)	(355)	(107)	-
Major litigation provisions	(152)	(61)	(18)	(326)	(28)	(29)	(6)	(82)	(22)	(55)	(85)	(255)	(108)	(33)	(97)	(2,401)	(306)	-	-	(563)	(231)	(63)
Expenses related to real estate disposals	(25)	(3)	5	(57)	-	(16)	(35)	-	-	-	-	-	-	-	-	-	-	-	-	-	(23)	(51)
Expenses related to business sales	-	-	-	-	-	-	-	(48)	(2)	(1)	-	(8)	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**4,017**	**4,283**	**3,994**	**4,447**	**4,084**	**4,209**	**4,203**	**3,881**	**3,957**	**4,239**	**4,305**	**4,605**	**4,320**	**4,439**	**4,577**	**4,859**	**4,668**	**4,846**	**4,717**	**5,803**	**12,294**	**12,496**
Pre-tax income/(loss) reported	**803**	**1,551**	**1,201**	**1,214**	**1,142**	**1,302**	**1,062**	**595**	**671**	**1,052**	**1,054**	**141**	**400**	**582**	**670**	**(2,203)**	**222**	**199**	**(484)**	**(6,441)**	**3,555**	**3,506**
Total adjustments and significant items	284	(70)	(255)	(259)	(299)	(30)	11	251	185	231	155	428	220	102	219	2,374	105	91	311	5,306	(41)	(318)
Pre-tax income/(loss) adj. excl. significant items	**1,087**	**1,481**	**946**	**955**	**843**	**1,272**	**1,073**	**846**	**856**	**1,283**	**1,209**	**569**	**620**	**684**	**889**	**171**	**327**	**290**	**(173)**	**(1,135)**	**3,514**	**3,188**

CREDIT SUISSE

October 29, 2020

53

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/4)

	SUB					SUB C&IC			
in CHF mn	3Q20	2Q20	3Q19	3Q18	9M20	3Q20	2Q20	3Q19	9M20
Net revenues reported	1,294	1,474	1,380	1,309	4,222	594	638	688	1,917
o/w Real estate gains	-	-	-	15	-	-	-	-	-
o/w related to InvestLab transfer	-	-	98	-	25	-	-	98	25
o/w Pfandbriefbank gain	-	134	-	-	134	-	-	-	-
Net revenues adj. excl. significant items	1,294	1,340	1,282	1,294	4,063	594	638	590	1,892
Provision for credit losses	52	28	28	32	204	47	-	14	159
Total operating expenses reported	812	790	783	802	2,401	317	326	332	964
Restructuring expenses	(41)	-	-	(25)	(41)	(5)	-	-	(5)
Major litigation provisions	-	-	-	(2)	(1)	-	-	-	(1)
Total operating expenses adjusted	771	790	783	775	2,359	312	326	332	958
Pre-tax income/(loss) reported	430	656	569	475	1,617	230	312	342	794
Total adjustments and significant items	41	(134)	(98)	12	(117)	5	-	(98)	(19)
Pre-tax income/(loss) adj. excl. significant items	471	522	471	487	1,500	235	312	244	775

Investment Bank in USD mn	3Q20	2Q20	3Q19	3Q18	9M20	9M19
Net revenues reported	2,245	2,981	2,023	1,839	7,381	6,239
Provision for credit losses	(16)	148	19	11	447	36
Total operating expenses reported	1,856	1,882	1,694	1,746	5,492	5,227
Restructuring expenses	(36)	-	-	(88)	(36)	-
Major litigation provisions	-	(25)	-	(10)	(25)	-
Expenses related to real estate disposals	(23)	(3)	(1)	-	(22)	(31)
Total operating expenses adjusted	1,797	1,854	1,693	1,648	5,409	5,196
Pre-tax income/(loss) reported	405	951	310	82	1,442	976
Total adjustments and significant items	59	28	1	98	83	31
Pre-tax income/(loss) adj. excl. significant items	464	979	311	180	1,525	1,007

	IWM					IWM AM			
in CHF mn	3Q20	2Q20	3Q19	3Q18	9M20	3Q20	2Q20	3Q19	9M20
Net revenues reported	1,142	1,266	1,435	1,240	3,885	306	361	400	1,112
o/w Real estate gains	-	-	-	-	-	-	-	-	-
o/w Gains/(losses) on business sales	-	-	-	(5)	-	-	-	-	-
o/w related to InvestLab transfer	-	-	131	-	218	-	-	-	203
Net revenues adj. excl. significant items	1,142	1,266	1,304	1,245	3,667	306	361	400	909
Provision for credit losses	12	34	14	16	85	4	2	(1)	6
Total operating expenses reported	915	892	906	870	2,736	284	275	288	840
Restructuring expenses	(29)	-	-	(28)	(29)	(13)	-	-	(13)
Major litigation provisions	(20)	32	-	-	12	-	-	-	-
Expenses related to real estate disposals	(4)	-	-	-	(3)	(1)	-	-	(1)
Total operating expenses adjusted	862	924	906	842	2,716	270	275	288	826
Pre-tax income/(loss) reported	215	340	515	354	1,064	18	84	113	266
Total adjustments and significant items	53	(32)	(131)	33	(198)	14	-	-	(189)
Pre-tax income/(loss) adj. excl. significant items	268	308	384	387	866	32	84	113	77

Investment Bank in CHF mn	9M20
Net revenues reported	6,989
Provision for credit losses	433
Total operating expenses reported	5,191
Restructuring expenses	(33)
Major litigation provisions	(24)
Expenses related to real estate disposals	(20)
Total operating expenses adjusted	5,144
Pre-tax income/(loss) reported	1,365
Total adjustments and significant items	77
Pre-tax income/(loss) adj. excl. significant items	1,442

CREDIT SUISSE
October 29, 2020
54

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/4)

	SUB PC						IWM PB						APAC						
in CHF mn	3Q20	2Q20	1Q20	4Q19	3Q19	3Q18	3Q20	2Q20	1Q20	4Q19	3Q19	3Q18	3Q20	2Q20	1Q20	4Q19	3Q19	3Q18	9M20
Net revenues reported	700	836	769	968	692	709	836	905	1,032	1,186	1,035	884	728	808	835	750	781	642	2,371
Real estate gains	-	-	-	(104)	-	(15)	-	-	-	(32)	-	-	-	-	-	-	-	-	-
Net revenues adjusted	700	836	769	864	692	694	836	905	1,032	1,154	1,035	884	728	808	835	750	781	642	2,371
o/w related to InvestLab transfer	-	-	-	-	-	-	-	-	15	-	131	-	-	-	25	-	98	-	25
o/w related to SIX revaluation	-	-	-	149	-	-	-	-	-	192	-	-	-	-	-	-	-	-	-
o/w Pfandbriefbank gain	-	134	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adj. excl. significant items	700	702	769	715	692	694	836	905	1,017	962	904	884	728	808	810	750	683	642	2,346
Provision for credit losses	5	28	12	11	14	13	8	32	39	17	15	16	45	86	99	14	20	2	230
Total operating expenses reported	495	464	478	483	451	469	631	617	648	678	618	607	506	526	518	535	491	493	1,550
Restructuring expenses	(36)	-	-	-	-	(17)	(16)	-	-	-	-	(21)	(2)	-	-	-	-	(6)	(2)
Major litigation provisions	-	-	-	-	-	-	(20)	32	-	3	-	-	-	-	-	-	-	(1)	-
Expenses related to real estate disposals	-	-	-	(1)	-	-	(3)	-	1	(7)	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	459	464	478	482	451	452	592	649	649	674	618	586	504	526	518	535	491	486	1,548
Pre-tax income/(loss) reported	200	344	279	474	227	227	197	256	345	491	402	261	177	196	218	201	270	147	591
Total adjustments and significant items	36	(134)	-	(252)	-	2	39	(32)	(16)	(220)	(131)	21	2	-	(25)	-	(98)	7	(23)
Pre-tax income/(loss) adj. excl. significant items	236	210	279	222	227	229	236	224	329	271	271	282	179	196	193	201	172	154	568
Average AuM in CHF bn	203.5	200.2	210.7	216.8	214.5	209.5	346.8	338.1	358.1	370.6	364.5	369.0	215.7	208.4	213.8	219.3	214.9	202.0	
Gross margin reported in bps	138	167	146	179	129	135	96	107	115	128	114	96	135	155	156	137	145	127	
Gross margin adj. excl. significant items in bps	138	140	146	132	129	133	96	107	114	104	99	96	135	155	152	137	127	127	
Net margin reported in bps	39	69	53	87	42	43	23	30	39	53	44	28	33	38	41	37	50	29	
Net margin adj. excl. significant items in bps	46	42	53	41	42	44	27	27	37	29	30	31	33	38	36	37	32	30	

CREDIT SUISSE

October 29, 2020

55

Results excluding items included in our reported results are non-GAAP financial measures. During the implementation of our strategy, we will measure the progress achieved by our underlying business performance. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/4)

WM-related[2] in CHF mn	3Q20	2Q20	3Q19	9M20	9M19
Net revenues reported	**3,164**	**3,548**	**3,596**	**10,478**	**10,630**
Real estate gains	-	-	-	-	(130)
Net revenues adjusted	**3,164**	**3,548**	**3,596**	**10,478**	**10,500**
o/w related to InvestLab transfer	-	-	327	268	327
o/w Pfandbriefbank gain	-	134	-	134	-
Net revenues adj. excl. significant items	**3,164**	**3,414**	**3,269**	**10,076**	**10,173**

in CHF mn	Total WM[1]		SUB PC		IWM PB		APAC	
	3Q20	3Q19	3Q20	3Q19	3Q20	3Q19	3Q20	3Q19
Net revenues reported	**2,264**	**2,508**	**700**	**692**	**836**	**1,035**	**728**	**781**
o/w FX impact	(133)	-	(7)	-	(68)	-	(58)	-
Net revenues reported at FXC	**2,397**	**2,508**	**707**	**692**	**904**	**1,035**	**786**	**781**
o/w related to InvestLab transfer	-	229	-	-	-	131	-	98
Net revenues adj. excl. significant items at FXC	**2,397**	**2,279**	**707**	**692**	**904**	**904**	**786**	**683**
Net interest income	**955**	**1,034**						
o/w FX impact	(39)	-						
Net interest income at FXC	**994**	**1,034**						
Recurring commissions & fees	**556**	**608**						
o/w FX impact	(32)	-						
Recurring commissions & fees at FXC	**588**	**608**						
Transaction-based revenues	**751**	**638**						
o/w FX impact	(62)	-						
Transaction-based revenues at FXC	**813**	**638**						

3Q20 FX impacts by division in CHF mn	Group	SUB	SUB PC	SUB C&IC	IWM	IWM PB	IWM AM	APAC	IB	CC
Net revenues adj. excl. significant items	**5,198**	**1,294**	**700**	**594**	**1,142**	**836**	**306**	**728**	**2,047**	**(13)**
o/w FX impact	(332)	(20)	(7)	(13)	(79)	(68)	(11)	(58)	(177)	2
Net revenues adj. excl. significant items at FXC	**5,530**	**1,314**	**707**	**607**	**1,221**	**904**	**317**	**786**	**2,224**	**(15)**
Provision for credit losses	**94**	**52**	**5**	**47**	**12**	**8**	**4**	**45**	**(14)**	**(1)**
o/w FX impact	(3)	-	-	-	-	-	-	(3)	-	-
Provision for credit losses at FXC	**97**	**52**	**5**	**47**	**12**	**8**	**4**	**48**	**(14)**	**(1)**
Total operating expenses adjusted	**4,017**	**771**	**459**	**312**	**862**	**592**	**270**	**504**	**1,637**	**243**
o/w FX impact	(226)	(12)	(6)	(6)	(51)	(38)	(13)	(34)	(124)	(5)
Total operating expenses adjusted at FXC	**4,243**	**783**	**465**	**318**	**913**	**630**	**283**	**538**	**1,761**	**248**
Pre-tax income/(loss) adj. excl. significant items	**1,087**	**471**	**236**	**235**	**268**	**236**	**32**	**179**	**424**	**(255)**
o/w FX impact	(103)	(8)	(1)	(7)	(28)	(30)	2	(21)	(53)	7
Pre-tax income/(loss) adj. excl. significant items at FXC	**1,190**	**479**	**237**	**242**	**296**	**266**	**30**	**200**	**477**	**(262)**

Note: Figures at FXC are at constant average 3Q19 FX rates 1 SUB PC, IWM PB and APAC 2 SUB, IWM and APAC

CREDIT SUISSE October 29, 2020 56

Notes  57  October 29, 2020  General notesThroughout the presentation rounding differences may occurUnless otherwise noted, all CET1 capital, CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and, for periods prior to 2019, on a “look-through” basisGross and net margins are shown in basis pointsGross margin = net revenues annualized / average AuM; net margin = pre-tax income annualized / average AuM. Net margin excluding certain significant items, as disclosed herein, is calculated excluding those items applying the same methodologyMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager businessFX impact is calculated by converting the CHF amount of net revenues, provision for credit losses and operating expenses for 2020 back to the original currency on a monthly basis at the respective spot FX rate. The respective amounts are then converted back to CHF applying the average 2019 FX rate from the period against which the FX impact is measured. Average FX rates apply a straight line average of monthly FX rates for major currenciesWealth Management businesses include SUB PC, IWM PB and APAC and related figures refer to their combined resultsWealth Management-related businesses include SUB, IWM and APAC and related figures refer to their combined results Specific notes† Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income / (loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) is calculated using income / (loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2Q20 and the planned dividend in 4Q20. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.‡ Return on tangible equity, a non-GAAP financial measure, is calculated as annualized net income attributable to shareholders divided by average tangible shareholders’ equity. Tangible shareholders’ equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Tangible book value, a non-GAAP financial measure, is equal to tangible shareholders’ equity. Tangible book value per share, a non-GAAP financial measure, is calculated by dividing tangible shareholders' equity by total number of shares outstanding. Management believes that tangible shareholders’ equity/tangible book value, return on tangible equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.For end-4Q15, tangible shareholders’ equity excluded goodwill of CHF 4,808 mn and other intangible assets of CHF 196 mn from total shareholders’ equity of CHF 44,382 mn as presented in our balance sheet.For end-1Q16, tangible shareholders’ equity excluded goodwill of CHF 4,688 mn and other intangible assets of CHF 186 mn from total shareholders’ equity of CHF 44,997 mn as presented in our balance sheet.For end-2Q16, tangible shareholders’ equity excluded goodwill of CHF 4,745 mn and other intangible assets of CHF 191 mn from total shareholders’ equity of CHF 44,962 mn as presented in our balance sheet.For end-3Q16, tangible shareholders’ equity excluded goodwill of CHF 4,725 mn and other intangible assets of CHF 192 mn from total shareholders’ equity of CHF 44,276 mn as presented in our balance sheet.For end-4Q16, tangible shareholders’ equity excluded goodwill of CHF 4,913 mn and other intangible assets of CHF 213 mn from total shareholders’ equity of CHF 41,897 mn as presented in our balance sheet.For end-1Q17, tangible shareholders’ equity excluded goodwill of CHF 4,831 mn and other intangible assets of CHF 202 mn from total shareholders’ equity of CHF 41,702 mn as presented in our balance sheet.For end-2Q17, tangible shareholders’ equity excluded goodwill of CHF 4,673 mn and other intangible assets of CHF 195 mn from total shareholders’ equity of CHF 43,493 mn as presented in our balance sheet.For end-3Q17, tangible shareholders’ equity excluded goodwill of CHF 4,715 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,858 mn as presented in our balance sheet.For end-4Q17, tangible shareholders’ equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders’ equity of CHF 41,902 mn as presented in our balance sheet.For end-1Q18, tangible shareholders’ equity excluded goodwill of CHF 4,667 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 42,540 mn as presented in our balance sheet.For end-2Q18, tangible shareholders’ equity excluded goodwill of CHF 4,797 mn and other intangible assets of CHF 212 mn from total shareholders’ equity of CHF 43,470 mn as presented in our balance sheet.For end-3Q18, tangible shareholders’ equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet.For end-4Q18, tangible shareholders’ equity excluded goodwill of CHF 4,766 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 43,922 mn as presented in our balance sheet.For end-1Q19, tangible shareholders’ equity excluded goodwill of CHF 4,807 mn and other intangible assets of CHF 224 mn from total shareholders’ equity of CHF 43,825 mn as presented in our balance sheet. For end-2Q19, tangible shareholders’ equity excluded goodwill of CHF 4,731 mn and other intangible assets of CHF 216 mn from total shareholders’ equity of CHF 43,673 mn as presented in our balance sheet. For end-3Q19, tangible shareholders’ equity excluded goodwill of CHF 4,760 mn and other intangible assets of CHF 219 mn from total shareholders’ equity of CHF 45,150 mn as presented in our balance sheet.For end-4Q19, tangible shareholders’ equity excluded goodwill of CHF 4,663 mn and other intangible assets of CHF 291 mn from total shareholders’ equity of CHF 43,644 mn as presented in our balance sheet.For end-1Q20, tangible shareholders’ equity excluded goodwill of CHF 4,604 mn and other intangible assets of CHF 279 mn from total shareholders’ equity of CHF 48,675 mn as presented in our balance sheet. For end-2Q20, tangible shareholders’ equity excluded goodwill of CHF 4,676 mn and other intangible assets of CHF 273 mn from total shareholders’ equity of CHF 46,535 mn as presented in our balance sheet.For end-3Q20, tangible shareholders’ equity excluded goodwill of CHF 4,577 mn and other intangible assets of CHF 256 mn from total shareholders’ equity of CHF 45,740 mn as presented in our balance sheet. Shares outstanding were 2,550.3 mn at end-4Q17, 2,550.6 mn at end-4Q18, 2,436.2 mn at end-4Q19, 2,399.0 mn at end-1Q20, 2,441.6 mn at end-2Q20 and 2,421.8 mn at end-3Q20.

 58  October 29, 2020  AbbreviationsACL = Allowance for credit losses; Adj. = Adjusted; AGM = Annual General Meeting; AM = Asset Management; AMER = Americas; Ann. = Annualized; APAC = Asia Pacific; APeJ = Asia-Pacific excluding Japan; ARU = Asset Resolution Unit; attr. = attributable; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BIS = Bank for International Settlements; bps = basis points; BoD = Board of Directors; CB = Central Bank; CECL = Current Expected Credit Losses; CET1 = Common Equity Tier 1; C&IC = Corporate & Institutional Clients; comp. = compensation; Corp. Ctr. = Corporate Center; COVID-19 = Coronavirus disease 2019; CSX = Credit Suisse X; CVA = Credit Valuation Adjustments;DCM = Debt Capital Markets; ECM = Equity Capital Markets; EGM = Extraordinary General Meeting; EMEA = Europe, Middle East and Africa; ESG = Environmental, Social and Governance; excl. = excluding; FINMA = Swiss Financial Market Supervisory Authority; FVoD = Fair Value on own Debt; FX = Foreign Exchange; FXC = FX Constant; G&A = General and Administrative; GAAP = Generally Accepted Accounting Principles; GDP = Gross Domestic Product; GTS = Global Trading Solutions; HQLA = High Quality Liquid Assets; IB = Investment Bank; IBCM = Investment Banking Capital Markets; IMA = Investment Management Agreement; incl. = including; IPO = Initial Public Offering; ITS = International Trading Solutions; IWM = International Wealth Management; LCR = Liquidity Coverage Ratio; Lev Fin = Leveraged Finance; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MtM = Mark to Market; NAB = Neue Aargauer Bank; NNA = Net New Assets; o/w = of which; PB = Private Banking; PC = Private Clients; PE = Private Equity; PTI = Pre-tax income; QoQ = Quarter on Quarter; RM = Relationship Manager; RoA = Return on Assets; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RWA = Risk-weighted assets; SA-CCR = Standardized Approach for measuring Counterparty Credit Risk; S&T = Sales and Trading; sign. = significant; SIX = Swiss Infrastructure and Exchange; SoW = Share of Wallet; SPAC = Special Purpose Acquisition Company; SRI = Sustainability, Research & Investment Solutions; SUB = Swiss Universal Bank; Svs. = Services; TBVPS = Tangible Book Value Per Share; TNFD = Taskforce on Nature-related Financial Disclosure; U/HNW = (Ultra) High Net Worth; vs. = versus; WM = Wealth Management; YoY = Year on year;YTD = Year-to-date

 October 29, 2020  59

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)
Date: October 29, 2020
By:
/s/ Thomas Gottstein
Thomas Gottstein
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer